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Exhibit 99.1

Third Quarter Report
 2015

GRANITE REIT

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2015 THIRD QUARTER RESULTS

November 4, 2015, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three and nine month periods ended September 30, 2015.

HIGHLIGHTS

Highlights for the three month period ended September 30, 2015, including events subsequent to the quarter, are set out below:

  •
  Rental revenue was up 6.9% in comparison to the third quarter of 2014 primarily due to the appreciation of the U.S. dollar relative to the Canadian dollar and the acquisition of two U.S. income-producing properties in December 2014;

  •
  Comparable funds from operations ("FFO")(1)(2) was $39.8 million ($0.84 cents per stapled unit) for the third quarter of 2015 up 2.7% in comparison to the same quarter last year despite several unusual items that had a net adverse impact on the quarter's results which are discussed in more detail below;

  •
  Completed the renewal or extension of all but one of the seven leases expiring in 2015 which represented approximately 0.7 million square feet with ALP(3) of approximately $4.2 million;

  •
  Renewed four of the nine leases expiring in 2016 representing approximately 0.8 million square feet and ALP(3) of $5.9 million; and

  •
  Sold four non-core properties in Canada, the United States and Germany representing approximately 0.3 million square feet for gross proceeds of approximately $11.5 million.

Granite's results for the three and nine month periods ended September 30, 2015 and 2014 are summarized below (all figures are in Canadian dollars):

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per unit figures)	2015	2014	2015	2014
Revenues	$54,854	$51,301	$161,360	$156,394

Net income from continuing operations	47,053	3,713	150,109	42,304
Net income from discontinued operations	—	—	—	6,757

Net income	$47,053	$3,713	$150,109	$49,061

Funds from operations ("FFO")(1)	$39,771	$10,133	$118,870	$89,007

Comparable FFO(2)	$39,771	$38,713	$118,870	$117,587

Basic FFO per stapled unit(1)	$0.85	$0.22	$2.53	$1.89

Diluted FFO per stapled unit(1)	$0.84	$0.22	$2.52	$1.89

Basic comparable FFO per stapled unit(2)	$0.85	$0.82	$2.53	$2.50

Diluted comparable FFO per stapled unit(2)	$0.84	$0.82	$2.52	$2.50

Fair value of investment properties(4)			$2,542,477	$2,237,214

Readers are cautioned that certain terms used in this press release such as FFO, comparable FFO and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because

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these terms do not have a standardized meaning prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(2)
When applicable, certain large unusual items that are not expected to be of a recurring nature may be added to FFO to arrive at a comparable FFO amount. For the three and nine month periods ended September 30, 2015, there were no such adjustments. Comparable FFO for the three and nine month periods ended September 30, 2014 excludes $28.6 million of early redemption costs associated with the 6.05% unsecured debentures which were due on December 22, 2016 (the "2016 Debentures"). All of the outstanding 2016 Debentures were redeemed on August 5, 2014. As the redemption of unsecured debentures is not expected to be of a recurring nature, the costs have been added to FFO to arrive at a comparable FFO amount for the prior periods. In the future, other large unusual items that are not expected to be of a recurring nature may also be considered when determining comparable FFO and will be explicitly described and quantified. For a reconciliation of FFO to comparable FFO, please refer to the section titled "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders".

(3)
ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Canadian dollars based on exchange rates in effect at the last day of the reporting period. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

(4)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

On June 26, 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has presented the income and expenses associated with the Mexican portfolio as discontinued operations on a retroactive basis to prior reporting periods. Discontinued operations are reported separately from income and expenses from continuing operations in the combined financial statements. Granite's results of operations for the three and nine month periods ended September 30, 2015 and the three month period ended September 30, 2014 were not impacted by discontinued operations.

Three month period ended September 30, 2015

For the three month period ended September 30, 2015, rental revenue increased by $3.6 million to $54.9 million from $51.3 million in the third quarter of 2014. The increase in rental revenue was primarily due to the effect of favourable foreign exchange rates and the acquisition of two properties in the United States during the fourth quarter of 2014, partially offset by disposals of income-producing properties.

Granite's net income in the third quarter of 2015 was $47.1 million compared to $3.7 million for the third quarter of 2014. Net income increased primarily due to (i) the $28.6 million in early redemption costs associated with the 2016 Debentures incurred in 2014 and (ii) net fair value gains on investment properties of $15.3 million compared to net fair value losses of $4.7 million in the prior year period, partially offset by a $4.2 million increase in deferred income tax expense.

Comparable FFO for the three month period ended September 30, 2015 was $39.8 million and included several unusual items that overall had a net adverse impact on the quarter's results. These include the

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negative impact of (i) a severance expense of $3.5 million associated with the departure of Granite's Chief Executive Officer that, after taking into account the surrender of his units under the equity-based compensation plan, resulted in a net expense of $1.8 million, (ii) advisory costs incurred with respect to the review of strategic alternatives of $0.5 million and (iii) an increase in current income tax expense of $0.3 million in connection with the liquidation of the Mexican operation. These higher expenses were mitigated by $1.8 million of lower compensation costs associated with Granite's unit-based compensation plans due to the depreciation of the market price of the Trust's stapled units. Comparable FFO for the three month period ended September 30, 2015 was $1.1 million higher than the $38.7 million reported for the third quarter of 2014. This was primarily due to (i) a $3.6 million increase in rental revenue and (ii) a $0.8 million reduction in net interest expense, partially offset by (i) a $1.2 million reduction in foreign exchange gains, (ii) a $1.1 million increase in general and administrative expenses and (iii) a $0.6 million increase in current income tax expense primarily due to a withholding tax payment associated with the liquidation of the Mexican operation and to a lesser extent the effect of a higher euro exchange rate relative to the Canadian dollar.

Nine month period ended September 30, 2015

For the nine month period ended September 30, 2015, rental revenue increased by $5.0 million to $161.4 million from $156.4 million in the prior year period. The increase in rental revenue was primarily due to the reasons noted above. For the nine month period ended September 30, 2014, there was $7.1 million in revenue from discontinued operations.

Granite's net income from continuing operations in the nine month period ended September 30, 2015 was $150.1 million compared to $42.3 million reported for the nine month period ended September 30, 2014. Net income from continuing operations increased primarily due to (i) net fair value gains on investment properties of $62.0 million compared to net fair value losses of $33.8 million in the prior year period, (ii) the $28.6 million in early redemption costs associated with the 2016 Debentures incurred in 2014 and (iii) lower interest expense of $5.7 million, partially offset by a $21.7 million increase in deferred income tax expense.

Comparable FFO for the nine month periods ended September 30, 2015 and 2014 was $118.9 million and $117.6 million, respectively. The increase in comparable FFO is attributed to (i) the $5.0 million increase in rental revenue and (ii) a $5.7 million reduction in net interest expense, partially offset by (i) a $1.4 million reduction in foreign exchange gains, (ii) a $1.0 million increase in general and administrative expenses, (iii) a $1.1 million increase in current income tax expense primarily due to reduced recoveries from the settlement of income tax audits and (iv) a $5.9 million decrease in FFO from discontinued operations.

In the nine month period ended September 30, 2014, Granite completed the disposition of its portfolio of Mexican properties to a subsidiary of Magna for gross proceeds of $113.7 million (U.S. $105.0 million) and incurred a $5.1 million loss on disposal due to certain closing adjustments and associated selling costs. As a result of the disposition of the Mexican operations, net cumulative foreign currency translation gains of $5.7 million were reclassified from equity and recorded in net income.

A more detailed discussion of Granite's combined financial results for the three and nine month periods ended September 30, 2015 and 2014 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

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RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per unit information)	2015	2014	2015	2014
Net income attributable to stapled unitholders	$47,710	$3,636	$148,169	$48,759
Add (deduct):
Fair value losses (gains) on investment properties, net	(15,287)	4,704	(62,041)	33,827
Fair value losses (gains) on financial instruments	1,258	124	1,498	(215)
Loss on sale of investment properties	726	80	959	262
Current income tax expense associated with the sale of investment properties	351	—	701	1,099
Deferred income taxes	5,746	1,580	27,809	6,070
Non-controlling interests relating to the above	(733)	9	1,775	53
FFO adjustments related to discontinued operations	—	—	—	(848)

FFO	$39,771	$10,133	$118,870	$89,007

Early redemption costs of unsecured debentures	—	28,580	—	28,580

Comparable FFO	$39,771	$38,713	$118,870	$117,587

Basic FFO per stapled unit	$0.85	$0.22	$2.53	$1.89

Diluted FFO per stapled unit	$0.84	$0.22	$2.52	$1.89

Basic comparable FFO per stapled unit	$0.85	$0.82	$2.53	$2.50

Diluted comparable FFO per stapled unit	$0.84	$0.82	$2.52	$2.50

Basic number of stapled units outstanding	47,017	47,014	47,017	46,988

Diluted number of stapled units outstanding	47,100	47,083	47,107	47,055

CONFERENCE CALL

Granite will hold a conference call on Thursday, November 5, 2015 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-659-9004. Overseas callers should use +1-416-981-9070. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Michael Forsayeth, Chief Financial Officer and Interim Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21779709) and will be available until Monday, November 16, 2015.

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ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 95 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Michael Forsayeth, Chief Financial Officer and Interim Chief Executive Officer, at 647-925-7600.

OTHER INFORMATION

Additional property statistics as at September 30, 2015 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2014 dated March 4, 2015, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2014, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three and nine month periods ended September 30, 2015

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three and nine month periods ended September 30, 2015. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2015 and the audited combined financial statements for the year ended December 31, 2014. This MD&A is prepared as at November 4, 2015. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2014, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 95 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in eight countries: Canada, the United States, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Strategic Review

On June 12, 2015, the Board of Trustees (the "Board") announced that it is conducting a comprehensive review of strategic alternatives available to best enhance the long-term interests of Granite and all of its stakeholders. The review process is continuing and there can be no assurance that the Board's process will result in any specific action, nor does Granite intend to disclose further developments unless and until the Board approves a specific action or otherwise concludes its review.

Foreign Currencies

Fluctuations in the Cdn. dollar relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, cash flows, assets and liabilities. At September 30, 2015, approximately 71% of Granite's rental revenues were denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). In addition, virtually all of Granite's interest expense is denominated in foreign currencies primarily as a result of the cross currency interest rate swaps in place. Approximately 77% of Granite's debt was denominated in euros and the remaining 23% denominated in U.S. dollars as at September 30, 2015. As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Trust's financial results.

The following tables reflect the changes in the average exchange rates during the three and nine month periods ended September 30, 2015 and 2014, as well as the exchange rates as at September 30, 2015,

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June 30, 2015 and December 31, 2014, between the two most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	2014	Change	2015	2014	Change
1 U.S. dollar equals Cdn. dollars	1.309	1.089	20%	1.260	1.094	15%
1 euro equals Cdn. dollars	1.457	1.442	1%	1.404	1.483	(5)%

	Exchange Rates as at
	September 30, 2015	June 30, 2015	Change	December 31, 2014	Change
1 U.S. dollar equals Cdn. dollars	1.339	1.247	7%	1.160	15%
1 euro equals Cdn. dollars	1.495	1.391	7%	1.404	6%

The results of operations and financial position of all U.S. and most European operations were translated into Cdn. dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

•
Funds from operations ("FFO");

•
Comparable FFO;

•
FFO payout ratio; and

•
Annualized lease payments ("ALP").

Readers are cautioned that certain terms used in this MD&A such as FFO, comparable FFO, FFO payout ratio, ALP and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the three and nine month periods ended September 30, 2015.

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a

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widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Comparable funds from operations

When applicable, certain large unusual items that are not expected to be of a recurring nature may be added to FFO to arrive at a comparable FFO amount. In periods when comparable FFO is presented, any adjustment made to FFO will be explicitly described and quantified. For the three and nine month periods ended September 30, 2015, there were no such adjustments. Comparable FFO for the three and nine month periods ended September 30, 2014 excludes $28.6 million of early redemption costs associated with the 6.05% unsecured debentures which were due on December 22, 2016 (the "2016 Debentures"). All of the outstanding 2016 Debentures were redeemed on August 5, 2014. As the redemption of unsecured debentures is not expected to be of a recurring nature, the costs have been added to FFO to arrive at a comparable FFO amount for the prior periods.

FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "SIGNIFICANT MATTERS — Foreign Currencies"). Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure, as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

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INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The fair values of the investment properties were as follows:

	As at September 30, 2015	As at December 31, 2014
Income-Producing Properties	$2,533.0	$2,275.2
Properties and Land Under Development	—	31.4
Land Held For Development	9.5	3.8

	$2,542.5	$2,310.4

During the nine month period ended September 30, 2015, investment properties increased by $232.1 million primarily as a result of:

  i.
  net fair value gains of $62.0 million attributable to a) a compression in discount and terminal capitalization rates for certain properties in Granite's portfolio, in particular those acquired in Europe in 2013 and properties recently developed in the United States, together with favourable changes to cash flow assumptions and b) positive changes in leasing assumptions for certain properties in the United States, Austria and the Netherlands following recent renewal activity and market rent increases for certain properties in Canada, partially offset by c) the negative impact of certain leases in Canada and the United States that are closer to expiry, for which the re-leasing assumptions are less favourable than the terms of leases currently in place;

  ii.
  $165.1 million of net foreign exchange gains, which included $92.5 million and $71.6 million of net foreign exchange gains related to the strengthening of the U.S. dollar and euro, respectively, against the Cdn. dollar;

  iii.
  capital expenditures totalling $15.7 million; and

  iv.
  an increase of $6.0 million due to the acquisition of development land in Wroclaw, Poland (see "INVESTMENT PROPERTIES — Land Held for Development").

These increases were partially offset by:

  i.
  a decrease of $16.3 million related to the disposition of six income-producing properties located in Canada, the United States and Germany; three properties were leased to Magna, one property was leased to a non-Magna tenant and two properties were vacant.

Income-Producing Properties

At September 30, 2015, Granite had over 95 income-producing properties which represented approximately 30.0 million square feet of rentable space. The portfolio also included some office buildings that comprised less than 1% of the total square footage of the income-producing properties.

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The fair value of the income-producing portfolio by country as at September 30, 2015 and December 31, 2014 was as follows:

	September 30, 2015		December 31, 2014
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$667.8	26%	$678.5	30%
Austria	732.1	29	677.1	30
United States	705.6	28	546.2	24
Germany	268.9	11	242.5	11
Netherlands	121.7	5	97.2	4
Other	36.9	1	33.7	1

	$2,533.0	100%	$2,275.2	100%

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The key valuation metrics for Granite's investment properties are summarized in note 3 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2015.

At September 30, 2015, Granite had nine active improvement projects in Canada, the United States and Austria. The total estimated cost of these projects is approximately $2.8 million of which $0.4 million had been spent as at September 30, 2015. The project costs will be funded during the remainder of the year and the first quarter of 2016 using cash from operations. In addition, during the nine month period ended September 30, 2015, a tenant in the Netherlands began improvements to an income-producing property. These property improvements have been funded by restricted cash held in escrow of $2.8 million, which was acquired with the property in 2013. The remaining property improvements are expected to be funded during the fourth quarter of 2015 by restricted cash held in escrow of $1.5 million at September 30, 2015.

Properties and Land Under Development

During the nine month period ended September 30, 2015, the construction of a 0.75 million square foot industrial facility on a 89.2 acre land site located in Bethel Township, Pennsylvania was completed and is being actively marketed for lease. The project was primarily funded by a secured construction loan (the "2017 Construction Loan") for U.S. $26.2 million which was entered into in June 2014 (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans"). As at September 30, 2015, $26.3 million had been drawn under the 2017 Construction Loan.

Land Held for Development

In May 2015, the Trust acquired a 28 acre parcel of development land located in Wroclaw, Poland for a purchase price of $6.0 million. The phased development of approximately 0.6 million square feet of logistics-warehouse space is expected to commence once Granite's pre-leasing objectives are achieved. In December 2014, Granite acquired a 29 acre site located in Plainfield, Indiana which is being held for future development. The development land provides for up to 0.6 million square feet of logistics-industrial space.

LEASING PROFILE

Magna, Our Largest Tenant

At September 30, 2015, Magna was the tenant at 70 (December 2014 — 73) of Granite's income-producing properties and comprised 81% (December 2014 — 82%) of Granite's annualized lease payments. Magna is a

10    Granite REIT      2015

diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

Annualized Lease Payments

Granite's annualized lease payments as at September 30, 2015, including the changes from June 30, 2015 and December 31, 2014, were as follows:

	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2015
Annualized lease payments, beginning of period	$215.3	$212.5
Contractual rent adjustments	0.1	1.5
Completed projects on-stream	—	0.3
Disposals	(0.3)	(1.1)
Renewals and re-leasing	(0.1)	(1.1)
Effect of changes in foreign currency exchange rates	11.1	14.0

Annualized lease payments, as at September 30, 2015	$226.1	$226.1

During the third quarter of 2015, annualized lease payments increased by $10.8 million from $215.3 million at June 30, 2015 to $226.1 million at September 30, 2015. This increase reflected the net impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $0.1 million primarily due to fixed contractual adjustments on leases for properties in the United States;

  ii.
  the sale of two properties in Canada and the United States with an aggregate square footage of 0.1 million decreased annualized lease payments by $0.3 million;

  iii.
  the renewal of a lease for a property in the United States at a rental rate which was lower than the expiring lease rate decreased annualized lease payments by $0.1 million; and

Granite REIT      2015    11

  iv.
  changes in foreign currency exchange rates increased annualized lease payments by $11.1 million. The strengthening of the euro and U.S. dollar against the Cdn. dollar increased annualized lease payments by $7.1 million and $4.0 million, respectively.

On a year to date basis, annualized lease payments increased by $13.6 million from $212.5 million at December 31, 2014 to $226.1 million at September 30, 2015. This net increase reflected the cumulative impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $1.5 million which included $0.8 million related to Consumer Price Index ("CPI") based increases on properties in both North America and Europe and $0.7 million related to fixed contractual adjustments;

  ii.
  the completion of two expansion projects in Austria increased annualized lease payments by $0.3 million;

  iii.
  the previously noted sale of two properties in Canada and the United States as well as a property disposal in Germany decreased annualized lease payments by $1.1 million;

  iv.
  the renewal or re-leasing of six leases in North America and Europe at rental rates which were overall lower than the expiring lease rates decreased annualized lease payments by $1.5 million while the leasing of previously vacant space in the United States increased annualized lease payments by $0.4 million; and

  v.
  changes in foreign currency exchange rates increased annualized lease payments by $14.0 million. The strengthening of the euro and U.S. dollar against the Cdn. dollar increased annualized lease payments by $6.3 million and $7.7 million, respectively.

The annualized lease payments by currency at September 30, 2015 and December 31, 2014 were as follows:

	September 30, 2015		December 31, 2014
Euro	$102.6	45%	$96.6	45%
Cdn. dollar	64.8	29	65.6	31
U.S. dollar	57.8	25	49.5	23
Other	0.9	1	0.8	1

	$226.1	100%	$212.5	100%

Leasing Activity

2015 Lease Expiries

As at December 31, 2014, Granite had 11 leases with a total area of 1.5 million square feet that had expiry dates in 2015. The following table details the status of these leases as at November 4, 2015:

	Number of leases	Square Footage	ALP
		(in thousands)	(in millions)
Renewed leases	6	739	$4.2
Leases with short termination notices	2	312	1.2
Negotiations in-progress	1	300	1.7
Disposition of property	2	113	—

	11	1,464	$7.1

12    Granite REIT      2015

Other New Leases, Renewals and Extensions

Leasing activity during the period ended November 4, 2015 also included the following:

  i.
  of the nine 2016 lease expiries:

  (a)
  a lease expiry on a 0.3 million square foot property in Austria, which is leased to Magna, was extended from February 2016 to February 2021;

  (b)
  a lease expiry on a 0.3 million square foot property leased to a non-Magna tenant in Germany was extended by one year to June 2017;

  (c)
  a lease expiry representing a total area of 0.1 million square feet in Austria, which is leased to Magna, was extended to April 30, 2021; and

  (d)
  a lease expiry on a 0.1 million square foot property leased to Magna in Canada was renewed to July 31, 2021;

  ii.
  a lease expiry on a property leased to a non-Magna tenant in the United States was extended to January 2028. The lease expiry for this 0.2 million square foot property was previously November 2022;

  iii.
  a lease expiring in 2017 for a 0.1 million square foot property in the United States leased to Magna was extended to December 2022; and

  iv.
  a five year lease was executed for available space at a property in the United States that had been vacant since 2014.

Lease Expiration

As at September 30, 2015, Granite's portfolio had a weighted average lease term by square footage of 4.7 years, compared to 5.3 years as at December 31, 2014, with lease expiries by area (in thousands of square feet) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2015		2016		2017		2018		2019		2020		2021 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,722	94	—	—	254	3.0	3,581	38.2	1,918	10.9	435	2.5	1,033	6.6	407	3.6
U.S.	9,053	1,381	312	1.2	364	1.5	765	9.8	989	5.7	1,389	13.7	120	0.9	3,733	25.0
Austria	8,101	88	—	—	—	—	—	—	1,504	11.9	380	3.6	—	—	6,129	50.2
Germany	3,795	—	300	1.7	658	1.7	308	2.5	687	5.2	303	1.7	—	—	1,539	11.3
Netherlands	1,441	—	—	—	—	—	314	2.2	—	—	500	3.1	627	4.5	—	—
Other	434	—	—	—	—	—	—	—	90	0.9	90	0.4	—	—	254	2.6

Total	30,546	1,563	612	2.9	1,276	6.2	4,968	52.7	5,188	34.6	3,097	25.0	1,780	12.0	12,062	92.7

% of portfolio	100%	5%	2%		4%		16%		17%		10%		6%		40%

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three and nine month periods ended September 30, 2015, the Trust incurred leasing costs and lease incentives of $0.4 million and $1.4 million, respectively.

Granite REIT      2015    13

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015

Highlights

	Three months ended September 30,
(in millions, except per unit information)	2015	2014	Change
Rental revenue and tenant recoveries	$54.9	$51.3	7%
Net income from continuing operations attributable to stapled unitholders	47.7	3.6	NM
Net income attributable to stapled unitholders	47.7	3.6	NM
Funds from Operations(1)	39.8	10.1	NM
Comparable Funds from Operations(2)	39.8	38.7	3%
Basic FFO per stapled unit(1)	$0.85	$0.22	NM
Diluted FFO per stapled unit(1)	$0.84	$0.22	NM
Basic comparable FFO per stapled unit(2)	$0.85	$0.82	4%
Diluted comparable FFO per stapled unit(2)	$0.84	$0.82	2%
FFO payout ratio	68%	67%	1%

NM — not meaningful

(1)
See "Results of Operations for the Three Months Ended September 30, 2015 — Funds from Operations".

(2)
Excludes $28.6 million ($0.61 per stapled unit) in the third quarter of 2014 with respect to the early redemption of the 2016 Debentures (See "PERFORMANCE MEASUREMENT — Comparable funds from operations").

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended September 30, 2015 increased $3.6 million to $54.9 million from $51.3 million in the prior year period. The change in rental revenue is set out below:

Rental revenue, three months ended September 30, 2014	$51.3
Acquisitions	1.4
Contractual rent adjustments	0.4
Completed projects on-stream	0.2
Renewals and re-leasing of income-producing properties	(0.2)
Vacancies and disposals of income-producing properties	(0.7)
Effect of changes in foreign currency exchange rates	2.5
Other, including straight-line adjustments to rental revenue	—

Rental revenue, three months ended September 30, 2015	$54.9

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the acquisition of two income-producing properties in December 2014, representing 1.0 million square feet of leaseable area, contributed an additional $1.4 million to rental revenue;

  ii.
  the $0.4 million increase in revenue from contractual rent adjustments included $0.2 million from CPI based increases and $0.2 million from fixed contract adjustments;

  iii.
  the completion of improvement and expansion projects in Canada and Austria contributed an incremental $0.2 million to rental revenue;

  iv.
  the renewal of three leases in Canada at rental rates which were lower than the expiring lease rates decreased revenue by $0.3 million while the re-leasing of a previously vacant property in Canada increased revenue by $0.1 million;

  v.
  rental revenue was negatively impacted by $0.7 million due to the sale of five income-producing properties in North America and Germany; and

14    Granite REIT      2015

  vi.
  foreign exchange had a $2.5 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the U.S. dollar and euro increased reported rental revenue by $2.2 million and $0.2 million, respectively.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.9 million for the three month period ended September 30, 2015 in comparison to $1.4 million in the prior year period. The $0.5 million increase consisted of a $0.2 million increase in repairs and maintenance expenses, a $0.1 million increase in property taxes relating to our vacant properties and $0.1 million of property related advisory costs associated with the Trust's review of its strategic alternatives.

General and Administrative Expenses

General and administrative expenses for the three month periods ended September 30, 2015 and 2014 were $7.1 million and $6.0 million, respectively. The $1.1 million increase was primarily due to i) a severance expense of $3.5 million associated with the departure of Granite's Chief Executive Officer that, after taking into account the surrender of his units having a value of $1.7 million under the equity-based compensation plan, resulted in a net expense of $1.8 million, ii) $0.4 million of advisory costs incurred with respect to the review of strategic alternatives and iii) a $0.4 million increase in professional fees, largely offset by a $1.8 million decrease in compensation costs associated with the decreased valuation of the units outstanding under Granite's unit-based compensation plans due to a decrease in the market price of the Trust's stapled units.

Depreciation and Amortization

Depreciation and amortization expense is the amortization of fixed assets related to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $4.9 million in the three month period ended September 30, 2015 compared to $5.7 million in the prior year period. Granite's debt profile changed significantly during 2013 and 2014 due to acquisition activities and refinancing initiatives. In July 2014, Granite issued at par $250.0 million of 3.788% Series 2 senior debentures due on July 5, 2021 (the "2021 Debentures") and entered into a related cross currency interest rate swap that reduced the effective interest rate to 2.68%. In August 2014, Granite redeemed all of the 2016 Debentures.

The net interest expense and other financing costs for the three month periods ended September 30, 2015 and 2014 comprised the following:

	Three months ended September 30,
	2015	2014	Change
2018 Debentures, issued October 2013(1)	$1.9	$1.9	$—
2021 Debentures, issued July 2014(1)	1.7	1.6	0.1
2016 Debentures, redeemed August 2014	—	1.6	(1.6)

	3.6	5.1	(1.5)
Mortgages and construction loans	0.7	0.4	0.3
Other financing costs, net	0.6	0.2	0.4

	$4.9	$5.7	$(0.8)

(1)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

Granite REIT      2015    15

The interest expense associated with the mortgages and construction loans increased $0.3 million in the third quarter of 2015 in comparison to the prior year period primarily due to the completion of the development property in Bethel Township, Pennsylvania (see "INVESTMENT PROPERTIES — Properties and Land Under Development") and foreign exchange as the mortgages and construction loans are denominated in U.S. dollars. Other financing costs increased $0.4 million due to a reduction in interest income and an increase in interest expense associated with the outstanding draws on the revolving credit facility.

Early Redemption Costs of Unsecured Debentures

In the three month period ended September 30, 2014, Granite recorded early redemption costs related to the 2016 Debentures of $28.6 million which included a redemption premium of $27.7 million and $0.9 million of accelerated amortization of issuance costs and discount accretion related to the debentures.

Foreign Exchange Gains, Net

Granite recognized net foreign exchange gains of $0.7 million and $1.9 million in the three month periods ended September 30, 2015 and 2014, respectively. Net foreign exchange gains for the three month period ended September 30, 2015 of $0.7 million included $0.6 million of net foreign exchange gains arising from the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros and $0.1 million of realized foreign exchange gains on derivative financial instruments such as foreign exchange contracts. The net foreign exchange gains of $1.9 million in the three month period ended September 30, 2014 included $1.5 million of net foreign exchange gains primarily due to the re-measurement of the U.S. dollar proceeds from the sale of the Mexican properties that were held for a portion of the third quarter and $0.4 million of realized foreign exchange gains on foreign exchange contracts.

Fair Value Losses (Gains) on Investment Properties, Net

Net fair value gains on investment properties were $15.3 million in the three month period ended September 30, 2015 compared to $4.7 million of net fair value losses in the prior year period. In the three month period ended September 30, 2015, the net fair value gains of $15.3 million were attributable to a compression in discount and terminal capitalization rates for certain properties in the United States and positive changes in leasing assumptions related to market rent increases for certain properties in Canada and lease renewals in Austria and the Netherlands, partially offset by the negative impact of certain leases in Canada and the United States that are closer to expiry, for which the re-leasing assumptions are less favourable than the terms of leases currently in place. The net fair value losses in the three month period ended September 30, 2014 of $4.7 million were attributable to changes in leasing assumptions primarily for properties in Canada and the United States.

Fair Value Losses (Gains) on Financial Instruments

Granite recognized net fair value losses on financial instruments of $1.3 million and $0.1 million in the three month periods ended September 30, 2015 and 2014, respectively. The net fair value losses in the three month periods ended September 30, 2015 and 2014 primarily consisted of unrealized fair value losses related to foreign exchange contracts outstanding at the end of the period (see note 12 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2015).

Loss on Sale of Investment Properties

In the third quarter of 2015, Granite sold four income-producing properties, representing a total area of 0.3 million square feet, located in Canada, the United States and Germany for gross proceeds of approximately $11.5 million. The loss on sale of investment properties of $0.7 million in the three month period ended September 30, 2015 was primarily due to costs associated with the sale of these properties.

In the third quarter of 2014, the Trust disposed of a 0.1 million square foot investment property in Germany for gross proceeds of $3.8 million and incurred nominal costs with respect to the disposal.

16    Granite REIT      2015

Income Tax Expense

Income tax expense for the three months ended September 30, 2015 was $7.9 million. Included in the quarter's income tax expense was a current income tax expense of $2.1 million comprised of:

  i.
  $1.0 million expense related to foreign operations and Canadian corporate entities subject to tax;

  ii.
  $0.4 million expense in unrecognized tax benefits;

  iii.
  $0.4 million expense related to the disposition of a property in the United States; and

  iv.
  $0.3 million expense related to the liquidation of the Mexican operation.

Also included in the quarter's income tax expense was a deferred tax expense of $5.8 million that related primarily to the net fair value gains in respect of investment properties in foreign jurisdictions, other timing differences associated with certain foreign operations and to a lesser extent withholding taxes.

The Trust's effective tax rate was 14.3% in the third quarter of 2015 and was significantly lower than the 42.5% reported in the third quarter of 2014. The reasons for the lower effective tax rate in the current quarter primarily relate to not recording a deferred tax recovery in the third quarter of 2014 for each of (i) the redemption costs associated with the 2016 Debentures and (ii) the fair value losses on investment properties. Whereas, in the third quarter of 2015, a deferred tax expense was recorded on fair value gains on investment properties. The recognition of a deferred tax expense (recovery) is dependent upon the particular jurisdiction as the Trust does not record deferred taxes for all jurisdictions.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income from Continuing Operations and Net Income

For the three month period ended September 30, 2015, net income from continuing operations and net income was $47.1 million compared to $3.7 million in the prior year period. The $43.4 million net increase was primarily due to the $28.6 million in early redemption costs associated with the 2016 Debentures incurred in 2014 and a $20.0 million increase in net fair value gains on investment properties, partially offset by a $4.2 million increase in deferred income tax expense.

Granite REIT      2015    17

Funds From Operations

	Three Months Ended September 30,
(in thousands, except per unit information)	2015	2014	Change
Net income attributable to stapled unitholders	$47,710	$3,636
Add (deduct):
Fair value losses (gains) on investment properties, net	(15,287)	4,704
Fair value losses on financial instruments	1,258	124
Loss on sale of investment properties	726	80
Current income tax expense associated with the sale of an investment property	351	—
Deferred income taxes	5,746	1,580
Non-controlling interests relating to the above	(733)	9

FFO	$39,771	$10,133	NM

Early redemption costs of unsecured debentures	—	28,580

Comparable FFO	$39,771	$38,713	3%

Basic FFO per stapled unit	$0.85	$0.22	NM

Diluted FFO per stapled unit	$0.84	$0.22	NM

Basic comparable FFO per stapled unit	$0.85	$0.82	4%

Diluted comparable FFO per stapled unit	$0.84	$0.82	2%

Basic number of stapled units outstanding	47,017	47,014

Diluted number of stapled units outstanding	47,100	47,083

NM — not meaningful

Comparable FFO for the three month periods ended September 30, 2015 and 2014 was $39.8 million and $38.7 million, respectively. The $1.1 million increase in comparable FFO was primarily due to:

  i.
  a $3.6 million increase in rental revenue; and

  ii.
  a $0.8 million decrease in interest expense.

  These increases were partially offset by:

  i.
  a $1.2 million reduction in foreign exchange gains;

  ii.
  a $1.1 million increase in general and administrative expenses; and

  iii.
  a $0.6 million increase in current income tax expense primarily due to a withholding tax payment associated with the liquidation of the Mexican operation and to a lesser extent the effect of a higher euro exchange rate relative to the Canadian dollar.

18    Granite REIT      2015

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Highlights

	Nine Months Ended September 30,
(in millions, except per unit information)	2015	2014	Change
Rental revenue and tenant recoveries	$161.4	$156.4	3%
Net income from continuing operations attributable to stapled unitholders	148.2	42.0	NM
Net income attributable to stapled unitholders	148.2	48.8	NM
Funds from Operations(1)	118.9	89.0	34%
Comparable Funds from Operations(2)	118.9	117.6	1%
Basic FFO per stapled unit(1)	$2.53	$1.89	34%
Diluted FFO per stapled unit(1)	$2.52	$1.89	33%
Basic comparable FFO per stapled unit(2)	$2.53	$2.50	1%
Diluted comparable FFO per stapled unit(2)	$2.52	$2.50	1%
FFO payout ratio	68%	66%	2%

NM — not meaningful

(1)
See "Results of Operations for the Nine Months Ended September 30, 2015 — Funds from Operations".

(2)
Excludes $28.6 million ($0.61 per stapled unit) in the third quarter of 2014 with respect to the early redemption of the 2016 Debentures (See "PERFORMANCE MEASUREMENT — Comparable funds from operations").

(in millions, except number of properties)	September 30, 2015	December 31, 2014	Change
Number of income-producing properties	98	103	(5)%
Leaseable area (sq. ft.)	30.5	30.2	1%
Annualized lease payments	$226.1	$212.5	6%
Investment properties, fair value	$2,542.5	$2,310.4	10%

Rental Revenue and Tenant Recoveries

Rental revenue for the nine month period ended September 30, 2015 increased $5.0 million to $161.4 million from $156.4 million in the prior year period. The change in rental revenue is set out below:

Rental revenue, nine months ended September 30, 2014	$156.4
Acquisitions	4.0
Contractual rent adjustments	1.3
Completed projects on-stream	0.5
Renewals and re-leasing of income-producing properties	(0.4)
Vacancies and disposals of income-producing properties	(1.8)
Effect of changes in foreign currency exchange rates	1.1
Other, including straight-line adjustments to rental revenue	0.3

Rental revenue, nine months ended September 30, 2015	$161.4

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the acquisition of two income-producing properties in December 2014 contributed $4.0 million to rental revenue;

  ii.
  a $1.3 million increase in revenue from contractual rent adjustments included $0.9 million from CPI based increases and $0.4 million from fixed contract adjustments;

Granite REIT      2015    19

  iii.
  the completion of improvement and expansion projects in Canada and Austria contributed an incremental $0.5 million to rental revenue;

  iv.
  the renewal of four leases in Canada and Spain at rental rates which were lower than the expiring lease rates decreased revenue by $1.0 million while the leasing of previously vacant properties in Canada and the United States increased revenue by $0.6 million;

  v.
  rental revenue for the nine month period ended September 30, 2015 was negatively impacted by $1.5 million due to the sale of five income-producing properties in North America and Germany and by $0.3 million due to the vacancy at an income-producing property in the United States, which was re-leased in June 2015;

  vi.
  foreign exchange had a net $1.1 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against U.S. dollar denominated rents increased rental revenue by $5.0 million which was partially offset by a $4.0 million decrease in rental revenue due to the impact of the strengthening of the Cdn. dollar against euro denominated rents; and

  vii.
  other items, which had a net positive impact of $0.3 million on revenue, included close-out fees received in 2015 with respect to expired leases for properties in the United States and Austria, partially offset by increased amortization of lease incentives in respect of the lease extensions exercised during the early part of 2014 at the Thondorf and Eurostar properties in Graz, Austria.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $5.2 million and $5.3 million for the nine month periods ended September 30, 2015 and 2014, respectively. The $0.1 million decrease in property costs was primarily related to a $0.9 million decrease in property taxes from rebates associated with our vacant properties and lower advisory costs related to property administration matters, including the settlement of a municipal land matter for three income-producing properties in the prior year period, partially offset by $0.5 million of property related advisory costs associated with the Trust's review of strategic alternatives and a $0.2 million increase in repairs and maintenance expenses.

General and Administrative Expenses

General and administrative expenses for the nine month periods ended September 30, 2015 and 2014 were $20.7 million and $19.7 million, respectively. The $1.0 million net increase primarily consisted of i) a severance expense of $3.5 million associated with the departure of Granite's Chief Executive Officer that, after taking into account the surrender of his units having a value of $1.7 million under the equity-based compensation plan, resulted in a net expense of $1.8 million and ii) $0.6 million of advisory costs incurred with respect to the review of strategic alternatives, largely offset by a $1.5 million reduction in compensation costs attributable to the decreased valuation of the units outstanding under Granite's unit-based compensation plans due to a decrease in the market price of the Trust's stapled units.

Depreciation and Amortization

Depreciation and amortization expense is the amortization of fixed assets related to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $13.8 million in the nine month period ended September 30, 2015 compared to $19.5 million in the prior year period. As previously discussed, Granite's debt profile changed significantly in 2013 from acquisition activities, and in 2014 from refinancing initiatives

20    Granite REIT      2015

which also resulted in the significant reduction in net interest expense. Net interest expense and other financing costs for the nine month periods ended September 30, 2015 and 2014 comprised the following:

	Nine Months Ended September 30,
	2015	2014	Change
2018 Debentures, issued October 2013(1)	$5.6	$5.9	$(0.3)
2021 Debentures, issued July 2014(1)	5.0	1.6	3.4
2016 Debentures, redeemed August 2014	—	9.8	(9.8)

	10.6	17.3	(6.7)
Mortgages and construction loans	1.7	1.1	0.6
Other financing costs, net	1.5	1.1	0.4

	$13.8	$19.5	$(5.7)

(1)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

The interest expense associated with the mortgages and construction loans increased $0.6 million in the nine month period ended September 30, 2015 in comparison to the prior year period primarily due to the completion of recently developed properties in the United States and foreign exchange as previously noted. Other financing costs increased $0.4 million in the nine month period ended September 30, 2015 primarily due to a decrease in interest income.

Early Redemption Costs of Unsecured Debentures

In the three and nine month periods ended September 30, 2014, Granite recorded early redemption costs related to the 2016 Debentures of $28.6 million which included a redemption premium of $27.7 million and $0.9 million of accelerated amortization of issuance costs and discount accretion.

Foreign Exchange Gains, Net

Granite recognized net foreign exchange gains of $0.5 million and $1.9 million in the nine month periods ended September 30, 2015 and 2014, respectively. The net foreign exchange gains of $0.5 million in the nine month period ended September 30, 2015 primarily related to the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros. Net foreign exchange gains for the nine month period ended September 30, 2014 of $1.9 million included $1.5 million of foreign exchange gains primarily due to the re-measurement of the U.S. dollar proceeds held from the sale of the Mexican properties and $0.4 million of realized net foreign exchange gains on derivative financial instruments such as foreign exchange forward contracts.

Fair Value Losses (Gains) on Investment Properties, Net

Net fair value gains on investment properties were $62.0 million in the nine months ended September 30, 2015 compared to net fair value losses on investment properties of $33.8 million in the prior year period. In the nine month period ended September 30, 2015, the net fair value gains of $62.0 million were attributable to i) a compression in discount and terminal capitalization rates for certain properties in Granite's portfolio, in particular properties acquired in Europe in 2013 and the two properties recently developed in the United States, together with favourable changes to cash flow assumptions and ii) positive changes in leasing assumptions for certain properties in the United States, Austria and the Netherlands following recent renewal activity and market rent increases for certain properties in Canada, partially offset by iii) the negative impact of certain leases in Canada and the United States that are closer to expiry, for which the re-leasing assumptions are less favourable than the terms of leases currently in place. In the nine month period ended September 30, 2014, the net fair value losses of $33.8 million were attributable to changes in leasing assumptions for properties in Canada, the United States and Austria and an increase in discount and terminal capitalization

Granite REIT      2015    21

rates of certain properties in Austria and Germany, partially offset by a compression in discount and terminal capitalization rates for certain properties in the United States.

Fair Value Losses (Gains) on Financial Instruments

Granite recognized net fair value losses on financial instruments of $1.5 million and net fair value gains of $0.2 million in the nine month periods ended September 30, 2015 and 2014, respectively. Net fair value losses on financial instruments for the nine month period ended September 30, 2015 included $1.2 million of fair value losses related to foreign exchange contracts outstanding at the end of the period and $0.3 million of fair value losses related to interest rate caps associated with the mortgages payable. Net fair value gains on financial instruments for the nine months ended September 30, 2014 included $0.4 million of fair value gains related to foreign exchange contracts outstanding at the end of the period, partially offset by $0.2 million of fair value losses related to interest rate caps associated with the mortgages payable (see note 12 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2015).

Loss on Sale of Investment Properties

The loss on sale of investment properties of $1.0 million for the nine month period ended September 30, 2015 was primarily related to the costs associated with the sale of six income-producing properties in Canada, the United States and Germany for aggregate gross proceeds of $16.3 million.

In the nine months ended September 30, 2014, Granite disposed of three income-producing properties located in the United States and Germany, for aggregate gross proceeds of $24.7 million and incurred a $0.3 million loss on disposal due to the associated selling costs.

Income Tax Expense

Income tax expense for the nine months ended September 30, 2015 was $31.1 million. Included in tax expense for the period was a current income tax expense of $3.3 million comprised of:

  i.
  $2.9 million expense related to foreign operations and Canadian corporate entities subject to tax;

  ii.
  $1.0 million expense related to unrecognized tax benefits;

  iii.
  $0.7 million expense related to the disposition of two properties in the United States;

  iv.
  $0.3 million expense related to the liquidation of the Mexican operation; and

  v.
  $1.6 million recovery related primarily to the settlement of an income tax audit.

Also included in income tax expense for the nine months ended September 30, 2015 was a deferred tax expense of $27.8 million that related primarily to the net fair value gains in respect of investment properties in foreign jurisdictions, other timing differences associated with certain foreign operations and to a lesser extent withholding taxes.

As a result of several offsetting items within the deferred tax amounts, the Trust's effective tax rate was 17.1% in the nine months ended September 30, 2015 and was not significantly different from the 16.9% reported in the nine months ended September 30, 2014.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income from Continuing Operations

For the nine month period ended September 30, 2015, net income from continuing operations was $150.1 million compared to $42.3 million in the prior year period. The increase of $107.8 million was primarily due to net fair value gains on investment properties of $62.0 million compared to net fair value losses of $33.8 million in the prior year period, the $28.6 million in early redemption costs associated with the 2016

22    Granite REIT      2015

Debentures incurred in 2014 and lower interest expense of $5.7 million due to the previously noted changes in Granite's debt profile, partially offset by a $21.7 million increase in deferred income tax expense.

Net Income from Discontinued Operations

In June 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has retroactively presented the revenue and expenses associated with the Mexican portfolio as discontinued operations in the condensed combined financial statements. The Trust's results of operations for the three and nine month periods ended September 30, 2015 and three month period ended September 30, 2014 were not impacted by discontinued operations as the disposition of the portfolio of Mexican properties was completed on June 26, 2014. In the nine month period ended September 30, 2014, Granite incurred a loss on disposal of $5.1 million which included a $4.6 million closing adjustment and $0.5 million in associated selling costs. As a result of the disposition of the Mexican operations, net cumulative foreign currency translation gains of $5.7 million, which had been recorded in accumulated other comprehensive income, were reclassified to net income. Net income from discontinued operations and the related gain on sale for the nine month period ended September 30, 2014 comprised the following:

Nine Months Ended September 30, 2014
Rental revenue	$7.1

Income before income taxes(1)	7.0
Income tax expense	(1.7)

Income from discontinued operations before gain on sale of disposed properties	5.3
Loss on sale of investment properties	(5.1)
Reclassification of cumulative foreign currency translation amounts related to foreign operation disposed of in the period	5.7
Income tax recovery	0.9

Net gain on sale of disposed properties	1.5

Net income from discontinued operations	$6.8

(1)
Income before income taxes included $7.1 million of rental revenue, net of $0.1 million of operating costs and nominal net fair value losses on investment properties.

Net Income

Net income was $150.1 million in the nine month period ended September 30, 2015 in comparison to $49.1 million in the prior year period. The increase of $101.0 million was due to a $107.8 million increase in net income from continuing operations for the reasons previously noted, partially offset by a $6.8 million decrease in net income from discontinued operations.

Granite REIT      2015    23

Funds From Operations

	Nine Months Ended September 30,
(in thousands, except per unit information)	2015	2014	Change
Net income attributable to stapled unitholders	$148,169	$48,759
Add (deduct):
Fair value losses (gains) on investment properties, net	(62,041)	33,827
Fair value losses (gains) on financial instruments	1,498	(215)
Loss on sale of investment properties	959	262
Current income tax expense associated with the sale of investment properties	701	1,099
Deferred income taxes	27,809	6,070
Non-controlling interests relating to the above	1,775	53
FFO adjustments related to discontinued operations	—	(848)

FFO	$118,870	$89,007	34%

Early redemption costs of unsecured debentures	—	28,580

Comparable FFO	$118,870	$117,587	1%

Basic FFO per stapled unit	$2.53	$1.89	34%

Diluted FFO per stapled unit	$2.52	$1.89	33%

Basic comparable FFO per stapled unit	$2.53	$2.50	1%

Diluted comparable FFO per stapled unit	$2.52	$2.50	1%

Basic number of stapled units outstanding	47,017	46,988

Diluted number of stapled units outstanding	47,107	47,055

Comparable FFO for the nine month periods ended September 30, 2015 and 2014 was $118.9 million and $117.6 million, respectively. The $1.3 million increase in comparable FFO was primarily due to:

  i.
  a $5.0 million increase in rental revenue; and

  ii.
  a $5.7 million decrease in interest expense.

  These increases were partially offset by:

  i.
  a $1.4 million reduction in foreign exchange gains;

  ii.
  a $1.0 million increase in general and administrative expenses;

  iii.
  a $1.1 million increase in current income tax expense primarily due to reduced recoveries from the settlement of income tax audits; and

  iv.
  a $5.9 million decrease in FFO from discontinued operations.

24    Granite REIT      2015

LIQUIDITY AND CAPITAL RESOURCES

Operating activities generated cash of $48.2 million and $127.8 million in the three and nine month periods ended September 30, 2015. At September 30, 2015, the Trust had cash and cash equivalents of $139.6 million and unitholders' equity of $1.8 billion.

Cash Flows

Three Months Ended September 30, 2015

Operating Activities

Components of the Trust's cash flows for the three month periods ended September 30, 2015 and 2014 were as follows:

	Three Months Ended September 30,
	2015	2014
Net income from continuing operations	$47.1	$3.7
Items not involving current cash flows	(9.4)	10.0
Current income tax expense	2.1	1.2
Income taxes paid	(2.3)	(0.4)
Interest expense	4.5	5.6
Interest paid	(4.2)	(2.4)
Changes in working capital balances from continuing operations	10.4	1.9

Cash provided by operating activities from continuing operations	48.2	19.6
Cash used in operating activities from discontinued operations	—	(14.4)

Cash provided by operating activities	$48.2	$5.2

In the three month period ended September 30, 2015, operating activities from continuing operations generated cash of $48.2 million compared to $19.6 million in the prior year period. The increase of $28.6 million was primarily due to the redemption premium payment of $27.7 million associated with the 2016 Debentures in August 2014 and an $8.5 million increase in cash provided by changes in working capital balances, partially offset by a $2.8 million increase in current income tax expense and income tax payments, a $1.2 million decrease in foreign exchange gains and a $1.1 million increase in general and administrative expenses.

In the three month period ended September 30, 2015, changes in working capital balances generated cash of $10.4 million. The components comprised an increase of $5.6 million in accounts payable and accrued liabilities primarily related to accruals for severance, incentive compensation pay and property related costs, an increase of $3.2 million in deferred revenue due to the timing of rental receipts, in particular the receipt of October rents at Granite's two largest facilities located in Graz, Austria, and a decrease of $2.0 million in restricted cash primarily related to the reimbursement of improvements to a property in the Netherlands (see "INVESTMENT PROPERTIES — Income-Producing Properties"), partially offset by an increase of $0.6 million in prepaid expenses relating to payments of various insurance premiums.

For the three month period ended September 30, 2014, the change in working capital balances generated cash of $1.9 million which comprised a $1.8 million increase in accounts payable and accrued liabilities, primarily due to deposits received with respect to the disposition of an income producing property in the fourth quarter of 2014, and a $0.9 million increase in deferred revenue due to the timing of rental receipts, partially offset by a $0.5 million increase in prepaid expenses primarily due to the timing of payments relating to the Trust's various insurance renewals and an increase of $0.4 million in accounts receivable.

Granite REIT      2015    25

Cash used in operating activities from discontinued operations for the three month period ended September 30, 2014 of $14.4 million consisted of a value-added tax payment associated with the sale of the portfolio of Mexican properties.

Investing Activities

Investing activities for the third quarter of 2015 generated net cash of $5.1 million, which primarily consisted of net proceeds of $10.7 million from the disposal of four income-producing properties during the quarter, partially offset by investment property capital expenditures of $5.6 million primarily related to the recently completed development property in the United States and an income-producing property in the Netherlands.

Investing activities for the third quarter of 2014 used cash of $14.6 million, which was primarily a result of investment property capital additions of $13.1 million across several properties and $5.1 million of income tax installments associated with the sale of the portfolio of Mexican properties, partially offset by net proceeds of $3.8 million received on the disposal of a property in Germany.

Financing Activities

Cash used in financing activities for the three month period ended September 30, 2015 of $32.9 million was primarily related to distributions paid of $27.1 million, $7.7 million of repayments of U.S. dollar denominated bank indebtedness and $0.4 million of repayments of U.S. dollar secured long-term debt, partially offset by $2.2 million of proceeds from the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans").

Cash used in financing activities for the three month period ended September 30, 2014 of $83.6 million primarily related to the $265.0 million repayment of the 2016 Debentures, the repayment of U.S. dollar denominated bank indebtedness of $43.5 million, distributions paid of $25.8 million and payments of $1.6 million for financing costs related to the 2017 Construction Loan, partially offset by $250.0 million of proceeds received from the issuance of the 2021 Debentures (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing") and U.S. dollar secured long-term debt borrowings of $2.0 million.

Nine Months Ended September 30, 2015

Operating Activities

Components of the Trust's cash flows for the nine month periods ended September 30, 2015 and 2014 were as follows:

	Nine Months Ended September 30,
	2015	2014
Net income from continuing operations	$150.1	$42.3
Items not involving current cash flows	(30.3)	47.3
Tenant allowance	—	(37.8)
Current income tax expense	3.2	2.5
Income taxes paid	(4.2)	(4.0)
Interest expense	12.8	18.7
Interest paid	(12.4)	(16.1)
Changes in working capital balances from continuing operations	8.6	(4.6)

Cash provided by operating activities from continuing operations	127.8	48.3
Cash provided by operating activities from discontinued operations	—	5.6

Cash provided by operating activities	$127.8	$53.9

For the nine month period ended September 30, 2015, cash provided by operating activities from continuing operations generated cash of $127.8 million compared to $48.3 million in the prior year period. Excluding the

26    Granite REIT      2015

$37.8 million tenant allowance payment made in the first quarter of 2014, which was related to the incentive provided in connection with the Thondorf lease extension, and the $27.7 million redemption premium payment associated with the early redemption of the 2016 Debentures, cash provided by operating activities from continuing operations for the nine months ended September 30, 2014 would have been $113.8 million. The $14.0 million increase over the prior year period was primarily related to a $13.2 million increase in cash provided by changes in working capital balances.

The change in working capital balances for the nine months ended September 30, 2015 generated cash of $8.6 million, which consisted of an increase of $3.4 million in accounts payable and accrued liabilities mainly related to a severance accrual, increased professional fees and property costs partially offset with lower incentive compensation pay accruals, a $4.4 million increase in deferred revenue due to the timing of rental receipts, in particular the receipt of October rents at Granite's two largest facilities located in Graz, Austria and a decrease in restricted cash of $2.0 million primarily related to the reimbursement of improvements to a property in the Netherlands (see "INVESTMENT PROPERTIES — Income-Producing Properties"). Items that partially offset these cash increases were $1.1 million in accounts receivable primarily related to a value-added tax receivable associated with the development land acquisition in Poland and an increase of $0.2 million in prepaid expenses.

For the nine month period ended September 30, 2014, the change in working capital balances used cash of $4.6 million primarily due to a $2.5 million decrease in accounts payable and accrued liabilities, which includes payments of acquisition expenses and incentive compensation pay, a $0.9 million decrease in deferred revenue due to the timing of rental receipts, a $0.8 million increase in accounts receivable and a $0.4 million increase in prepaid expenses primarily due to the prepayment of various insurance premiums.

Cash provided by operating activities from discontinued operations for the nine month period ended September 30, 2014 of $5.6 million primarily consisted of $7.1 million of rental revenue, partially offset by $0.8 million of income taxes paid and $0.3 million of cash flows related to the change in working capital balances.

Investing Activities

Investing activities for the nine month period ended September 30, 2015 used cash of $19.0 million. The major components included $20.5 million of investment property capital expenditures primarily for projects in the United States, Austria and the Netherlands, $6.0 million paid with respect to the acquisition of development land in Poland and $7.7 million of income tax payments related to discontinued operations, partially offset by $15.4 million of net proceeds received on the disposal of six income-producing properties.

For the nine months ended September 30, 2014, investing activities provided cash of $100.4 million which included $104.4 million related to proceeds received on the disposition of the Mexican properties net of $5.1 million of income tax installments related to the disposal, net proceeds of $24.5 million received on the disposal of three income-producing properties, partially offset by investment property capital expenditures of $28.0 million and $0.4 million of fixed asset additions.

Financing Activities

For the nine month period ended September 30, 2015, financing activities used cash of $93.0 million which largely comprised distribution payments of $81.2 million and $26.4 million of repayments of U.S. dollar denominated bank indebtedness, partially offset by $15.5 million of U.S. dollar secured long-term debt borrowings for the development of a property in the United States.

Cash used in financing activities for the nine month period ended September 30, 2014 of $136.1 million was primarily related to the $265.0 million repayment of the 2016 Debentures, the repayment of U.S. dollar denominated bank indebtedness of $54.7 million, distribution payments of $77.4 million and payments of $1.8 million for financing costs related to the 2021 Debentures and 2017 Construction Loan. These cash outflows were partially offset by the $250.0 million of proceeds received from the issuance of the 2021 Debentures, U.S. dollar secured long-term debt borrowings of $10.9 million and $1.8 million received upon the exercise of unit options.

Granite REIT      2015    27

Bank and Debenture Financing

Granite's debt consisted of the following:

	September 30, 2015		December 31, 2014
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
Unsecured debentures, net	$447.5	74%	$447.0	77%
Cross currency interest rate swaps, net liability	21.8	4	3.4	1
Mortgages, net	47.7	8	41.9	7
Construction loans, net	44.7	7	24.2	4
Bank indebtedness	44.2	7	62.6	11

	$605.9	100%	$579.1	100%

Fair value of investment properties	$2,542.5		$2,310.4

Leverage ratio(1)	24%		25%

(1)
Defined as total debt divided by the total fair value of investment properties.

Unsecured Debentures and Cross Currency Interest Rate Swaps

In July 2014, the Trust issued $250.0 million of Series 2 senior debentures due July 5, 2021. Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At September 30, 2015, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $248.7 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the Cdn. dollar 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. As at September 30, 2015, the fair value of the cross currency interest rate swap was a net financial liability of $8.8 million.

In October 2013, the Trust issued $200.0 million of Series 1 senior debentures due October 2, 2018 (the "2018 Debentures"). Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year. The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At September 30, 2015, all of the 2018 Debentures remained outstanding and the balance net of issuance costs was $198.8 million.

Also in October 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at September 30, 2015, the fair value of the cross currency interest rate swap was a net financial liability of $13.0 million.

Mortgages

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totalling $47.7 million (U.S. $35.6 million), net of issuance costs. The mortgages mature on June 10, 2017 and May 10, 2018, respectively, and both bear interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages are recourse only to the three investment properties acquired which are pledged as collateral.

28    Granite REIT      2015

Construction Loans

In June 2014, Granite entered into the 2017 Construction Loan for U.S. $26.2 million relating to the construction of a 0.75 million square foot industrial facility in the United States (see "INVESTMENT PROPERTIES — Properties and Land Under Development"). The 2017 Construction Loan bears interest at LIBOR plus 2.25% and matures on June 20, 2017. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs and loan advances are made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property. At September 30, 2015, the amount outstanding net of issuance costs was $26.3 million (U.S. $19.6 million).

In July 2013, the Trust entered into a secured loan for U.S. $17.0 million (the "2016 Construction Loan") relating to the construction of a multipurpose facility in the United States. The 2016 Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the 2016 Construction Loan may only be used to pay for the cost of improvements on the property and other related costs, and loan advances are made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The 2016 Construction Loan is secured by a first mortgage lien on the property. At September 30, 2015, the amount outstanding net of issuance costs was $18.4 million (U.S. $13.8 million).

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2018. The Trust has the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of the lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At September 30, 2015, the Trust had $44.2 million (U.S. $33.0 million) drawn under the Granite Credit Facility and $0.7 million in letters of credit issued against the Granite Credit Facility.

The Granite Credit Facility replaced an unsecured senior revolving credit facility in the amount of $175.0 million that was available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit and would have matured on February 1, 2015.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At September 30, 2015, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On June 12, 2015, Moody's Investors Service, Inc. confirmed its credit rating of the Trust of Baa2 with a stable outlook. On March 20, 2015, DBRS Limited confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Granite REIT      2015    29

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2015	2014	2015	2014
Net income	$47,053	$3,713	$150,109	$49,061

Cash provided by operating activities	48,157	5,234	127,838	53,939
Distributions paid and payable	(27,082)	(25,811)	(81,245)	(77,407)

Cash flows from operating activities over (under) distributions paid and payable	$21,075	$(20,577)	$46,593	$(23,468)

Distributions declared to stapled unitholders in the three month periods ended September 30, 2015 and 2014 were $27.1 million or 57.6 cents per stapled unit and $25.8 million or 54.9 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the nine months ended September 30, 2015 and 2014 were $81.2 million or $1.73 per stapled unit and $77.4 million or $1.65 per stapled unit, respectively. Distributions for the three and nine month periods ended September 30, 2015 were funded from cash flows from operations. Excluding the $27.7 million redemption premium associated with the early redemption of the 2016 Debentures that was funded with the sale proceeds from the disposal of the Mexican properties and the $37.8 million lease incentive related to the Thondorf lease extension that was funded with cash on hand, cash provided by operating activities for the three and nine month periods ended September 30, 2014 would have been $32.9 million and $119.4 million, respectively, which are more representative amounts.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

CONTROLS AND PROCEDURES

During the third quarter of 2015, there were no changes in the internal controls over financial reporting that have been materially affected or are reasonably likely to materially affect our internal control over financial reporting.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At September 30, 2015, the Trust had contractual commitments related to construction and development projects amounting to approximately $2.4 million and

30    Granite REIT      2015

commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.4
Later than 1 year and not later than 5 years	0.7
Later than 5 years	0.2

$1.3

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively, and to making future payments of interest and principal on long-term debt.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 5, 6, 8, 16 and 18 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2015.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,016,785 stapled units issued and outstanding. The decrease from the issued and outstanding stapled units of 47,016,911 at September 30, 2015 resulted from the redemption of 126 units in October 2015.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently 19.2 cents per stapled unit, representing, on an annualized basis, $2.30 per stapled unit. Total distributions declared in the three and nine months ended September 30, 2015 were $27.1 million and $81.2 million, respectively. On October 16, 2015, distributions of $9.0 million or 19.2 cents per stapled unit were declared and will be paid on November 16, 2015.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2014. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2014. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or

Granite REIT      2015    31

represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 3 of the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2015 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2014.

32    Granite REIT      2015

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the three and nine month periods ended September 30, 2015, are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial Instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9 — Financial Instruments which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement. The key elements of the final standard are as follows: Classification and measurement — introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. Impairment — introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 also includes new disclosure requirements about expected credit losses and credit risk. Hedge accounting — introduces a substantially reformed model for hedge accounting that more closely aligns with risk management activities undertaken by entities when hedging their financial and non-financial risk exposures. Own credit — removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss and are recognized in other comprehensive income instead. IFRS 9 will be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers, which replaces IAS 11 — Construction Contracts and IAS 18 — Revenue, as well as various other interpretations regarding revenue. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements. It will be applied retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2014, and remain substantially unchanged in respect of the three and nine month periods ended September 30, 2015.

Granite REIT      2015    33

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2014 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit information)	Q3'15	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13
Rental revenue and tenant recoveries	$54,854	$53,470	$53,036	$51,016	$51,301	$52,160	$52,933	$51,238

Net income (loss) attributable to stapled unitholders from:(1),(2)
Continuing operations	$47,710	$46,097	$54,362	$21,454	$3,636	$26,299	$12,067	$(4,065)
Discontinued operations	—	—	—	—	—	4,369	2,388	1,466

Net income (loss) attributable to stapled unitholders	$47,710	$46,097	$54,362	$21,454	$3,636	$30,668	$14,455	$(2,599)
Add (deduct):
Fair value losses (gains) on investment properties	(15,287)	(21,511)	(25,243)	17,793	4,704	5,570	23,553	29,898
Fair value losses (gains) on financial instruments	1,258	851	(611)	38	124	(377)	38	(216)
Acquisition transaction costs	—	—	—	189	—	—	—	7,751
Loss (gain) on sale of investment properties	726	48	185	(1,678)	80	—	182	450
Current income tax expense associated with the sale of investment properties	351	—	350	439	—	—	1,099	—
Deferred income taxes	5,746	12,710	9,353	(1,832)	1,580	5,541	(1,051)	(341)
Non-controlling interests relating to the above	(733)	2,109	399	(157)	9	34	10	107
FFO adjustments related to discontinued operations	—	—	—	—	—	(1,566)	718	1,420

FFO	$39,771	$40,304	$38,795	$36,246	$10,133	$39,870	$39,004	$36,470
Adjustments to calculate comparable FFO(3)	—	—	—	—	28,580	—	—	—

Comparable FFO(3)	$39,771	$40,304	$38,795	$36,246	$38,713	$39,870	$39,004	$36,470

Diluted FFO per stapled unit	$0.84	$0.86	$0.82	$0.77	$0.22	$0.85	$0.83	$0.78

Diluted comparable FFO per stapled unit(3)	$0.84	$0.86	$0.82	$0.77	$0.82	$0.85	$0.83	$0.78

Cash distributions declared per stapled unit	$0.58	$0.58	$0.58	$0.56	$0.55	$0.55	$0.55	$0.53

Payout ratio(3)	68%	67%	70%	72%	67%	65%	66%	69%

Basic stapled units outstanding	47,017	47,017	47,017	47,014	47,014	47,014	46,962	46,942

Diluted stapled units outstanding	47,100	47,087	47,085	47,091	47,083	47,070	46,973	46,957

(1)
The results for 2015 include $25.2 million, $21.5 million and $15.3 million ($20.8 million, $12.4 million and $9.8 million net of income taxes) in the first, second and third quarters of net fair value gains on investment properties.

(2)
The results for 2014 include $23.6 million, $5.6 million, $4.7 million and $17.8 million ($22.8 million, $5.0 million, $2.9 million and $16.3 million net of income taxes) in the first, second, third and fourth quarters of net fair value losses on investment properties and $28.6 million ($28.6 million net of income taxes) in the third quarter relating to the early redemption costs of the 2016 Debentures.

The results for 2013 include (i) $7.8 million ($5.9 million net of income taxes) in the fourth quarter of acquisition transaction costs, and (ii) $29.9 million ($25.0 million net of income taxes) of fair value losses in the fourth quarter on investment properties.

(3)
Comparable FFO in the third quarter of 2014 excludes $28.6 million with respect to the early redemption costs of the 2016 Debentures.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect",

34    Granite REIT      2015

"anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) (the "Tax Act") or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2014 dated March 4, 2015, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2014 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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Granite REIT      2015    35

36    Granite REIT      2015

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three and nine months ended September 30, 2015 and 2014

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	September 30, 2015	December 31, 2014
ASSETS
Non-current assets:
Investment properties	3	$2,542,477	$2,310,378
Deferred tax assets		5,754	7,206
Fixed assets, net		1,358	1,746
Other assets	4	1,599	1,879
Cross currency interest rate swap	5	—	481

		2,551,188	2,321,690
Current assets:
Accounts receivable		3,465	2,247
Income taxes receivable		2,193	921
Prepaid expenses and other		1,596	1,885
Restricted cash		2,975	4,782
Cash and cash equivalents		139,617	116,233

Total assets		$2,701,034	$2,447,758

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	5	$447,505	$447,049
Cross currency interest rate swaps	5	21,768	3,829
Secured long-term debt	6	72,864	65,247
Deferred tax liabilities		198,322	155,708
Other non-current liabilities	7	12,474	10,809

		752,933	682,642
Current liabilities:
Deferred revenue		10,309	5,299
Bank indebtedness	8	44,200	62,645
Current portion of secured long-term debt	6	19,520	832
Accounts payable and accrued liabilities	9	36,464	36,649
Distributions payable		9,027	9,027
Income taxes payable		7,906	14,421

Total liabilities		880,359	811,515

Equity:
Stapled unitholders' equity		1,811,416	1,629,985
Non-controlling interests		9,259	6,258

Total equity		1,820,675	1,636,243

Total liabilities and stapled unitholders' equity		$2,701,034	$2,447,758

Commitments and contingencies (note 18)

See accompanying notes

38    Granite REIT      2015

Condensed Combined Statements of Income
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended September 30,		Nine Months Ended September 30,
	Note		2015	2014	2015	2014
Rental revenue and tenant recoveries			$54,854	$51,301	$161,360	$156,394
Property operating costs	12	(a)	1,856	1,412	5,178	5,290
General and administrative expenses	12	(b)	7,056	5,996	20,746	19,681
Depreciation and amortization			181	171	540	443
Interest expense and other financing costs, net	12	(c)	4,873	5,703	13,843	19,487
Early redemption costs of unsecured debentures	5		—	28,580	—	28,580
Foreign exchange gains, net			(721)	(1,928)	(529)	(1,851)
Fair value losses (gains) on investment properties, net	3		(15,287)	4,704	(62,041)	33,827
Fair value losses (gains) on financial instruments	12	(d)	1,258	124	1,498	(215)
Loss on sale of investment properties	3		726	80	959	262

Income before income taxes			54,912	6,459	181,166	50,890
Income tax expense	13		7,859	2,746	31,057	8,586

Net income from continuing operations			47,053	3,713	150,109	42,304
Net income from discontinued operations	14		—	—	—	6,757

Net income			$47,053	$3,713	$150,109	$49,061

Net income attributable to:
Stapled unitholders
Continuing operations			$47,710	$3,636	$148,169	$42,002
Discontinued operations			—	—	—	6,757

			47,710	3,636	148,169	48,759

Non-controlling interests
Continuing operations			(657)	77	1,940	302
Discontinued operations			—	—	—	—

			(657)	77	1,940	302

			$47,053	$3,713	$150,109	$49,061

See accompanying notes

Granite REIT      2015    39

Condensed Combined Statements of Comprehensive Income (Loss)
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended September 30,		Nine Months Ended September 30,
	Note		2015	2014	2015	2014
Net income			$47,053	$3,713	$150,109	$49,061
Other comprehensive income (loss):
Foreign currency translation adjustment(1)			113,828	(14,166)	141,625	(14,298)
Unrealized losses on cross currency interest rate swaps(1)	5	(b)	(32,148)	(192)	(18,053)	(993)
Net foreign exchange loss on net investment hedge, includes income taxes of nil(1)			(3,293)	(785)	(7,990)	(1,560)
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the period	14		—	—	—	(5,722)

Total other comprehensive income (loss)			78,387	(15,143)	115,582	(22,573)

Comprehensive income (loss)			$125,440	$(11,430)	$265,691	$26,488

(1) Items that may be reclassified subsequently to net income
Comprehensive income (loss) attributable to:
Stapled unitholders
Continuing operations			$125,412	$(11,682)	$262,675	$24,342
Discontinued operations			—	—	—	1,666

			125,412	(11,682)	262,675	26,008

Non-controlling interests
Continuing operations			28	252	3,016	480
Discontinued operations			—	—	—	—

			28	252	3,016	480

Comprehensive income (loss)			$125,440	$(11,430)	$265,691	$26,488

See accompanying notes

40    Granite REIT      2015

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

	Nine Months Ended September 30, 2015
	Number of Units		Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total
Equity at January 1, 2015	47,017		$2,124,202	$61,425	$(642,099)	$86,457	$1,629,985	$6,258	$1,636,243
Net income	—		—	—	148,169	—	148,169	1,940	150,109
Other comprehensive income	—		—	—	—	114,506	114,506	1,076	115,582
Distributions	—		—	—	(81,245)	—	(81,245)	(141)	(81,386)
Contributions from non-controlling interests	—		—	—	—	—	—	126	126
Units issued on settlement of deferred stapled units	—	(1)	1	—	—	—	1	—	1

Equity at September 30, 2015	47,017		$2,124,203	$61,425	$(575,175)	$200,963	$1,811,416	$9,259	$1,820,675

(1)
37 stapled units were issued

	Nine Months Ended September 30, 2014
	Number of Units	Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2014	46,945	$2,121,412	$61,425	$(608,671)	$97,061	$1,671,227	$5,283	$1,676,510
Net income	—	—	—	48,759	—	48,759	302	49,061
Other comprehensive income (loss)	—	—	—	—	(22,751)	(22,751)	178	(22,573)
Distributions	—	—	—	(77,407)	—	(77,407)	(176)	(77,583)
Contributions from non-controlling interests	—	—	—	—	—	—	519	519
Units issued on exercise of stapled unit options	50	1,916	—	—	—	1,916	—	1,916
Units issued on settlement of deferred stapled units	19	758	—	—	—	758	—	758

Equity at September 30, 2014	47,014	$2,124,086	$61,425	$(637,319)	$74,310	$1,622,502	$6,106	$1,628,608

See accompanying notes

Granite REIT      2015    41

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended September 30,		Nine Months Ended September 30,
	Note		2015	2014	2015	2014
OPERATING ACTIVITIES
Net income from continuing operations			$47,053	$3,713	$150,109	$42,304
Items not involving current cash flows	15	(a)	(9,351)	10,193	(30,285)	47,314
Tenant allowance			—	—	—	(37,769)
Current income tax expense	13	(a)	2,113	1,166	3,248	2,516
Income taxes paid			(2,320)	(434)	(4,176)	(4,035)
Interest expense			4,472	5,572	12,818	18,686
Interest paid			(4,243)	(2,439)	(12,421)	(16,099)
Changes in working capital balances from continuing operations	15	(b)	10,433	1,862	8,545	(4,604)

Cash provided by operating activities from continuing operations			48,157	19,633	127,838	48,313
Cash provided by (used in) operating activities from discontinued operations			—	(14,399)	—	5,626

Cash provided by operating activities			48,157	5,234	127,838	53,939

INVESTING ACTIVITIES
Investment properties:
Proceeds on disposal, net	3		10,703	3,761	15,371	24,543
Capital expenditures			(5,617)	(13,115)	(20,478)	(28,048)
Acquisition of development land	3		—	—	(5,990)	—
Fixed asset additions			(53)	(33)	(145)	(350)
Decrease (increase) in other assets			37	(91)	(4)	(142)
Cash provided by (used in) investing activities from discontinued operations	14		—	(5,076)	(7,725)	104,370

Cash provided by (used in) investing activities			5,070	(14,554)	(18,971)	100,373

FINANCING ACTIVITIES
Distributions paid			(27,082)	(25,811)	(81,245)	(77,394)
Proceeds from unsecured debentures	5		—	250,000	—	250,000
Repayment of unsecured debentures	5		—	(265,000)	—	(265,000)
Proceeds from secured long-term debt			2,242	2,032	15,509	10,899
Repayment of secured long-term debt			(356)	(85)	(774)	(140)
Repayments of bank indebtedness			(7,742)	(43,489)	(26,435)	(54,740)
Financing costs paid			—	(1,600)	(33)	(1,831)
Contributions from non-controlling interests			126	431	126	519
Distributions to non-controlling interests			(41)	(63)	(141)	(176)
Proceeds from units issued			—	—	—	1,781

Cash used in financing activities			(32,853)	(83,585)	(92,993)	(136,082)

Effect of exchange rate changes on cash and cash equivalents			6,514	(294)	7,510	(1,201)

Net increase (decrease) in cash and cash equivalents during the period			26,888	(93,199)	23,384	17,029
Cash and cash equivalents, beginning of period			112,729	205,748	116,233	95,520

Cash and cash equivalents, end of period			$139,617	$112,549	$139,617	$112,549

See accompanying notes

42    Granite REIT      2015

Notes to Condensed Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2015 and December 31, 2014 and for the three and nine month periods ended September 30, 2015 and 2014 are unaudited)

1.     NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on November 4, 2015.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation and Statement of Compliance

  The condensed combined financial statements for the three and nine month periods ended September 30, 2015 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2014.

(b)   Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion and the steps and reorganizations described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or

Granite REIT      2015    43

  Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)   Accounting Policies

  The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2014.

(d)   Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9 — Financial Instruments ("IFRS 9") which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement. The key elements of the final standard are as follows: Classification and measurement — introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. Impairment — introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 also includes new disclosure requirements about expected credit losses and credit risk. Hedge accounting — introduces a substantially reformed model for hedge accounting that more closely aligns with risk management activities undertaken by entities when hedging their financial and non-financial risk exposures. Own credit — removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss and are recognized in other comprehensive income instead. IFRS 9 will be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers ("IFRS 15"), which replaces IAS 11 — Construction Contracts and IAS 18 — Revenue, as well as various other interpretations regarding revenue. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements. It will be applied retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

3.     INVESTMENT PROPERTIES

As at	September 30, 2015	December 31, 2014
Income-Producing Properties	$2,532,956	$2,275,220
Properties and Land Under Development	—	31,349
Land Held For Development	9,521	3,809

	$2,542,477	$2,310,378

44    Granite REIT      2015

Changes in investment properties are shown in the following table:

	Nine Months Ended September 30, 2015			Year Ended December 31, 2014
	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development
Balance, beginning of period	$2,275,220	$31,349	$3,809	$2,325,583	$18,108	$8,206
Additions
— Capital expenditures	7,793	7,863	—	15,809	27,626	816
— Acquisitions	—	—	5,990	75,864	—	3,831
— Land under development	—	—	—	—	9,034	(9,034)
— Completed projects	41,382	(41,382)	—	24,762	(24,762)	—
— Tenant allowances	—	—	—	44,492	—	—
Fair value gains (losses), net	63,215	—	(1,174)	(51,624)	—	—
Foreign currency translation, net	162,074	2,170	896	(4,662)	1,343	(10)
Disposals	(16,330)	—	—	(151,251)	—	—
Other changes	(398)	—	—	(3,753)	—	—

Balance, end of period	$2,532,956	$—	$9,521	$2,275,220	$31,349	$3,809

On May 26, 2015, the Trust acquired 28 acres of development land in Poland for a purchase price of $6.0 million.

During the nine months ended September 30, 2015, the Trust disposed of six income-producing properties located in North America and Germany for aggregate gross proceeds of $16.3 million and incurred a $1.0 million loss on disposal due to the associated selling costs. The fair value gain during the nine month period ended September 30, 2015, excluding the properties sold in the period, was $61.0 million.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewal at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The fair value of investment properties is based on Level 3 inputs (note 16(b)). There have been no transfers during the period between levels.

Granite REIT      2015    45

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for investment properties are set out below:

	September 30, 2015			December 31, 2014
	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.25%	6.00%	7.74%	8.50%	6.50%	7.75%
Terminal cap rate	8.50%	5.00%	7.24%	8.50%	5.75%	7.25%
United States
Discount rate	14.00%	6.72%	8.41%	14.00%	6.72%	8.80%
Terminal cap rate	13.00%	5.64%	8.28%	13.00%	5.64%	8.64%
Germany
Discount rate	9.50%	7.00%	8.03%	9.50%	6.20%	8.26%
Terminal cap rate	9.50%	6.20%	8.18%	9.50%	7.50%	8.25%
Austria
Discount rate	10.00%	8.25%	8.48%	9.00%	8.25%	8.48%
Terminal cap rate	9.50%	8.75%	8.97%	9.50%	8.75%	8.97%
Netherlands
Discount rate	7.50%	7.15%	7.31%	9.21%	6.84%	8.39%
Terminal cap rate	7.40%	7.00%	7.25%	7.50%	7.50%	7.50%
Other
Discount rate	10.25%	8.25%	9.67%	10.60%	8.50%	9.72%
Terminal cap rate	10.50%	8.00%	9.94%	10.50%	8.25%	9.97%

Included in investment properties is $11.7 million (December 31, 2014 — $11.4 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 18).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$220,958
Later than 1 year and not later than 5 years	606,571
Later than 5 years	278,234

$1,105,763

4.     OTHER ASSETS

Other assets consist of:

As at	September 30, 2015	December 31, 2014
Deferred financing costs	$401	$524
Long-term receivables	581	533
Interest rate caps (note 6)	88	362
Deposits	529	460

	$1,599	$1,879

46    Granite REIT      2015

5.     UNSECURED DEBENTURES, NET

(a)   Unsecured debentures, net, consist of:

		September 30, 2015		December 31, 2014
As at
		Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding
	Maturity Date
4.613% Debentures	October 2, 2018	$198,804	$200,000	$198,515	$200,000
3.788% Debentures	July 5, 2021	248,701	250,000	248,534	250,000

		$447,505	$450,000	$447,049	$450,000

  On August 5, 2014, the Trust redeemed all of the outstanding $265.0 million unsecured debentures originally issued in December 2004 and due on December 22, 2016 (the "2016 Debentures") for an aggregate redemption price of $294.7 million including accrued and unpaid interest of $2.0 million. In the three and nine month periods ended September 30, 2014, the Trust recorded early redemption costs of $28.6 million which included a $27.7 million redemption premium and $0.9 million of accelerated amortization of the issuance costs and discount accretion related to the 2016 Debentures.

(b)   Cross currency interest rate swaps consist of:

As at	September 30, 2015	December 31, 2014
Financial asset
2021 Cross Currency Interest Rate Swap — fair value	$—	$481

Financial liability
2018 Cross Currency Interest Rate Swap — fair value	$13,008	$3,829
2021 Cross Currency Interest Rate Swap — fair value	8,760	—

	$21,768	$3,829

On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the debentures that mature in 2018 for euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million.

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the debentures that mature in 2021 for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021.

The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the three and nine month periods ended September 30, 2015, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the unrealized gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

Granite REIT      2015    47

6.     SECURED LONG-TERM DEBT

Secured long-term debt consists of:

				September 30, 2015		December 31, 2014
As at
				U.S. $ Outstanding(1)	Cdn $ Outstanding(1)	U.S. $ Outstanding(1)	Cdn $ Outstanding(1)
	Maturity Date	Interest Rate
Mortgage payable	June 10, 2017	LIBOR + 2.50%	(2)	$23,457	$31,418	$23,753	$27,556
Mortgage payable	May 10, 2018	LIBOR + 2.50%	(2)	12,132	16,249	12,351	14,328
2016 Construction Loan	July 25, 2016	LIBOR + 2.25%		13,763	18,435	13,322	15,455
2017 Construction Loan	June 20, 2017	LIBOR + 2.25%		19,622	26,282	7,534	8,740

				$68,974	$92,384	$56,960	$66,079
Less: due within one year				14,574	19,520	717	832

				$54,400	$72,864	$56,243	$65,247

(1)
The amounts outstanding are net of transaction costs.
(2)
Interest rate caps were purchased for 100% of the mortgage amounts and for the duration of the mortgage thereby limiting the interest rate exposure to a maximum of 4%.

The mortgages and construction loans are recourse only to specific properties. Properties securing the mortgages have a fair value of $94.0 million at September 30, 2015 and are pledged as collateral. The 2016 and 2017 Construction Loans are secured by first mortgage liens on the properties having an aggregate fair value of $100.9 million at September 30, 2015.

7.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of:

As at	September 30, 2015	December 31, 2014
Contingent consideration	$5,069	$4,272
Tenant allowance payable	7,405	6,537

	$12,474	$10,809

Contingent consideration was recognized in connection with acquisitions completed in 2013. This amount is dependent upon a number of assumptions which are subject to change over the period to the date of payment.

The tenant allowance payable of euro 6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. The future payable of euro 6.0 million has been discounted and is being accreted to its face value through a charge to interest expense.

8.     BANK INDEBTEDNESS

Effective December 11, 2014, Granite REIT Holdings Limited Partnership ("Granite LP") entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2018 with the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of the lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. At September 30, 2015, Granite LP had $44.2 million (U.S. $33.0 million) drawn under the Credit Facility and $0.7 million in letters of credit issued against the Credit Facility.

48    Granite REIT      2015

9.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	September 30, 2015	December 31, 2014
Accounts payable	$5,869	$4,608
Accrued salaries and wages	7,394	5,197
Accrued interest payable	7,070	7,129
Accrued construction payable	2,787	7,652
Accrued employee unit-based compensation	2,141	3,096
Accrued trustee/director unit-based compensation	4,770	4,632
Other accrued liabilities	6,433	4,335

	$36,464	$36,649

10.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended September 30, 2015 were $27.1 million (2014 — $25.8 million) or 57.6 cents per stapled unit (2014 — 54.9 cents per stapled unit). Total distributions declared to stapled unitholders in the nine month period ended September 30, 2015 were $81.2 million (2014 — $77.4 million) or $1.73 per stapled unit (2014 — $1.65 per stapled unit). Distributions payable at September 30, 2015 of $9.0 million, representing the September 2015 distribution, were paid on October 15, 2015. On October 16, 2015, distributions of $9.0 million or 19.2 cents per stapled unit were declared and will be paid on November 16, 2015.

11.  STAPLED UNITHOLDERS' EQUITY

(a)   Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. A reconciliation of the changes in the options outstanding is presented below:

	2015		2014
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Options outstanding, January 1	50	$32.21	100	$33.92
Exercised	—	—	(50)	35.62

Options outstanding and exercisable, September 30	50	$32.21	50	$32.21

  Director/Trustee Deferred Share Unit Plan

  The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs") which provide for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels

Granite REIT      2015    49

  elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2015		2014
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	110	$34.45	87	$32.92
Granted	18	40.79	17	39.61

DSUs outstanding, September 30	128	$35.36	104	$34.01

  Executive Deferred Stapled Unit Plan

  The Trust has an Executive Share Unit Plan (the "Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in stapled units outstanding is presented below:

	2015		2014
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	97	$38.19	62	$37.42
New grants	33	42.49	55	39.06
Forfeited(1)	(58)	37.13	—	—
Settled(2)	—	39.01	(19)	38.74

Stapled units outstanding, September 30(3)	72	$41.02	98	$38.10

(1)
Includes stapled units approved for grant.
(2)
37 stapled units were settled during the three month period ended March 31, 2015.
(3)
As at September 30, 2015, 29 thousand vested stapled units were outstanding.

  During the three month period ended September 30, 2015, the Trust recognized a unit-based compensation recovery of $2.8 million (2014 — $0.8 million expense) which included a $0.6 million recovery (2014 — $0.3 million expense) pertaining to the DSP plans, a $2.0 million recovery (2014 — $0.5 million expense) pertaining to the Stapled Unit Plan and a recovery of $0.2 million (2014 — nil) related to the re-measurement of the Option Plan liability in the period.

  During the nine month period ended September 30, 2015, the Trust recognized a unit-based compensation recovery of $0.8 million (2014 — $2.4 million expense) which included a $0.1 million expense (2014 — $0.8 million) pertaining to the DSP plans, a $0.9 million recovery (2014 — $1.6 million expense) pertaining to the Stapled Unit Plan and an expense of nil (2014 — nil) related to the re-measurement of the Option Plan liability in the period.

  Included in the unit-based compensation recovery of $2.0 million and $0.9 million pertaining to the Stapled Unit Plan for the three and nine month periods ended September 30, 2015, respectively, is a $1.7 million recovery associated with the surrender of stapled units.

50    Granite REIT      2015

(b)   Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at September 30,	2015	2014
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$224,306	$86,793
Losses on derivatives designated as net investment hedges	(23,343)	(12,483)

	$200,963	$74,310

(1)
Includes foreign currency translation gains from non-derivative financial instruments designated as net investment hedges.

12.  COSTS AND EXPENSES (INCOME)

(a)   Property operating costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Non-recoverable from tenants:
Property taxes and utilities	$258	$166	$607	$911
Legal	141	138	618	899
Consulting	22	3	389	64
Environmental and appraisals	67	109	243	430
Repairs and maintenance	423	185	613	418
Other	266	260	792	762

	1,177	861	3,262	3,484

Recoverable from tenants:
Property taxes and utilities	395	419	1,049	898
Repairs and maintenance	125	114	275	285
Other	159	18	592	623

	679	551	1,916	1,806

Property operating costs	$1,856	$1,412	$5,178	$5,290

(b)   General and administrative expenses consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Salaries and benefits	$6,667	$3,230	$13,633	$9,955
Audit, legal and consulting	1,426	736	3,436	3,235
Trustee/director fees and related expenses	284	191	713	672
Unit-based compensation for employees and trustees/directors	(2,753)	770	(831)	2,414
Other	1,432	1,069	3,795	3,405

	$7,056	$5,996	$20,746	$19,681

Granite REIT      2015    51

(c)   Interest expense and other financing costs, net consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Interest, accretion and costs on debentures	$3,676	$5,137	$10,647	$17,352
Interest on mortgages payable and construction loans	716	426	1,747	1,096
Amortization of deferred financing costs	48	106	148	291
Other interest and accretion charges	517	373	1,593	1,239

	4,957	6,042	14,135	19,978
Capitalized interest	—	(52)	(62)	(80)
Interest income	(84)	(287)	(230)	(411)

	$4,873	$5,703	$13,843	$19,487

(d)   Fair value losses (gains) on financial instruments consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Foreign exchange forward contracts, net	$1,159	$167	$1,178	$(446)
Interest rate caps	99	(43)	320	231

	$1,258	$124	$1,498	$(215)

13.  INCOME TAXES

(a)   The major components of the income tax expense are:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Current income tax expense	$2,113	$1,166	$3,248	$2,516
Deferred income tax expense	5,746	1,580	27,809	6,070

Income tax expense	$7,859	$2,746	$31,057	$8,586

  Included in current income tax expense for the three month period ended September 30, 2015 is $0.3 million associated with the liquidation of the Mexican operation and $0.4 million associated with the disposition of a property in the United States. For the nine month period ended September 30, 2015, current tax expense includes $0.3 million related to the liquidation of the Mexican operation and $0.7 million arising from the disposition of two properties in the United States. Current income tax expense for the nine month period ended September 30, 2014 included $1.1 million arising from the disposition of a property in Germany.

52    Granite REIT      2015

(b)
The effective income tax rate reported in the condensed combined statements of income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Income before income taxes	$54,912	$6,459	$181,166	$50,890

Expected income taxes at the Canadian statutory tax rate of 26.5% (2014 — 26.5%)	$14,552	$1,712	$48,009	$13,486
Income distributed and taxable to unitholders	(8,282)	792	(19,080)	(4,333)
Net foreign rate differentials	1,116	8	2,631	645
Net change in provisions for uncertain tax positions	534	403	(1,114)	(1,489)
Net permanent differences	(575)	(693)	(144)	(373)
Withholding taxes and other	514	524	755	650

Income tax expense	$7,859	$2,746	$31,057	$8,586

14.  DISCONTINUED OPERATIONS

During the second quarter of 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has retroactively presented the Mexican portfolio as discontinued operations in the condensed combined financial statements.

Granite's results of operations from discontinued operations are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Rental revenue	$—	$—	$—	$7,079
Operating costs and expenses	—	—	—	90
Fair value losses on investment properties, net	—	—	—	4

Income before income taxes	—	—	—	6,985
Income tax expense	—	—	—	(1,702)

Income from discontinued operations before gain on sale of disposed properties	—	—	—	5,283
Loss on sale of investment properties	—	—	—	(5,071)
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the period	—	—	—	5,722
Income tax recovery	—	—	—	823

Gain on sale of disposed properties	—	—	—	1,474

Net income from discontinued operations	$—	$—	$—	$6,757

During the six month period ended June 30, 2014, Granite completed the disposition of its portfolio of Mexican properties to a subsidiary of Magna for gross proceeds of $113.7 million (U.S. $105.0 million) and incurred a $5.1 million loss on disposal due to closing adjustments and associated selling costs. During the third quarter of 2014, Granite paid $5.1 million of current income tax installments associated with the taxable gain arising on the sale of the Mexican properties.

During the nine month period ended September 30, 2015, Granite paid $7.7 million of current income tax installments associated with the taxable gain arising on the sale of the portfolio of Mexican properties.

Granite REIT      2015    53

15.  DETAILS OF CASH FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Straight-line rent adjustment	$1,396	$1,260	$3,880	$3,188
Unit-based compensation expense (recovery)	(2,753)	770	(831)	2,414
Fair value losses (gains) on investment properties	(15,287)	4,704	(62,041)	33,827
Depreciation and amortization	181	171	540	443
Fair value losses (gains) on financial instruments	1,258	124	1,498	(215)
Loss on sale of investment properties	726	80	959	262
Amortization of issuance costs and discount accretion of debentures	223	1,069	617	1,474
Amortization of deferred financing costs	48	106	148	291
Deferred income taxes	5,746	1,580	27,809	6,070
Other	(889)	329	(2,864)	(440)

	$(9,351)	$10,193	$(30,285)	$47,314

(b)
Changes in working capital balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Accounts receivable	$242	$(418)	$(1,096)	$(775)
Prepaid expenses and other	(567)	(459)	(202)	(430)
Accounts payable and accrued liabilities	5,561	1,831	3,417	(2,526)
Deferred revenue	3,216	908	4,445	(873)
Restricted cash	1,981	—	1,981	—

	$10,433	$1,862	$8,545	$(4,604)

(c)
Non-cash financing activities

  During the nine month period ended September 30, 2015, less than one thousand stapled units (2014 — 19 thousand stapled units) with a value of less than $0.1 million (2014 — $0.7 million) were issued under the Stapled Unit Plan.

54    Granite REIT      2015

16.  FAIR VALUE

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at September 30, 2015:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$88	(1)	$581	(2)	$581	$669	$669
Accounts receivable	—		3,465		3,465	3,465	3,465
Restricted cash	—		2,975		2,975	2,975	2,975
Cash and cash equivalents	—		139,617		139,617	139,617	139,617

	$88		$146,638		$146,638	$146,726	$146,726

Financial liabilities
Unsecured debentures, net	$—		$447,505		$465,495	$447,505	$465,495
Cross currency interest rate swaps	21,768		—		—	21,768	21,768
Secured long-term debt	—		92,384		92,384	92,384	92,384
Other non-current liabilities	—		12,474		12,474	12,474	12,474
Bank indebtedness	—		44,200		44,200	44,200	44,200
Accounts payable and accrued liabilities	641	(3)	35,823		35,823	36,464	36,464
Distributions payable	—		9,027		9,027	9,027	9,027

	$22,409		$641,413		$659,403	$663,822	$681,812

(1)
Interest rate caps included in other assets.
(2)
Long-term receivables included in other assets.
(3)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

Granite REIT      2015    55

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2014:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$362	(4)	$533	(5)	$533	$895	$895
Cross currency interest rate swap	481		—		—	481	481
Accounts receivable	—		2,247		2,247	2,247	2,247
Prepaid expenses and other	586	(6)	—		—	586	586
Restricted cash	—		4,782		4,782	4,782	4,782
Cash and cash equivalents	—		116,233		116,233	116,233	116,233

	$1,429		$123,795		$123,795	$125,224	$125,224

Financial liabilities
Unsecured debentures, net	$—		$447,049		$468,700	$447,049	$468,700
Cross currency interest rate swap	3,829		—		—	3,829	3,829
Secured long-term debt	—		66,079		66,079	66,079	66,079
Other non-current liabilities	—		10,809		10,809	10,809	10,809
Bank indebtedness	—		62,645		62,645	62,645	62,645
Accounts payable and accrued liabilities	49	(7)	36,600		36,600	36,649	36,649
Distributions payable	—		9,027		9,027	9,027	9,027

	$3,878		$632,209		$653,860	$636,087	$657,738

(4)
Interest rate caps included in other assets.
(5)
Long-term receivables included in other assets.
(6)
Foreign exchange forward contracts included in prepaid expenses and other.
(7)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of other non-current liabilities approximates the carrying value as it is revalued at each reporting date. The fair value of the unsecured debentures is determined using quoted market prices. The fair value of the cross currency interest rate swaps is determined using market inputs quoted by their counterparties. The fair value of the secured long-term debt approximates its carrying amount as the mortgages and construction loans payable were drawn recently and bear interest at rates comparable to current market rates that would be used to calculate fair value.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At September 30, 2015, the Trust held five foreign exchange forward contracts (December 31, 2014 — six contracts outstanding). The foreign exchange contracts in place are to purchase $16.6 million and sell euro 11.5 million. For the three and nine month periods ended September 30, 2015, the Trust recorded net fair value losses of $1.2 million (2014 — $0.2 million) and $1.2 million (2014 — net fair value gain of $0.4 million), respectively on these outstanding foreign exchange forward contracts.

  As disclosed in note 6, the Trust entered into two interest rate caps to hedge the interest rate risk associated with the mortgages payable. The interest rate caps have not been designated and the Trust is

56    Granite REIT      2015

  not employing hedge accounting for these instruments. The fair value of the interest rate caps at September 30, 2015 was $0.1 million (December 31, 2014 — $0.4 million). For the three and nine month periods ended September 30, 2015, the Trust recorded fair value losses of $0.1 million (2014 — fair value gains of less than $0.1 million) and $0.3 million (2014 — $0.2 million), respectively on these interest rate caps.

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's financial assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at September 30, 2015	Level 1	Level 2	Level 3
FINANCIAL ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Interest rate caps included in other assets	$—	$88	$—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	465,495	—	—
Cross currency interest rate swaps	—	21,768	—
Other non-current liabilities	—	—	12,474
Secured long-term debt	—	92,384	—
Bank indebtedness	—	44,200	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	641	—

Net liabilities measured at fair value	$(465,495)	$(158,905)	$(12,474)

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As at December 31, 2014	Level 1	Level 2	Level 3
FINANCIAL ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Cross currency interest rate swap	$—	$481	$—
Interest rate caps included in other assets	—	362	—
Foreign exchange forward contracts included in prepaid expenses and other	—	586	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	468,700	—	—
Cross currency interest rate swap	—	3,829	—
Other non-current liabilities	—	—	10,809
Secured long-term debt	—	66,079	—
Bank indebtedness	—	62,645	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	49	—

Net liabilities measured at fair value	$(468,700)	$(131,173)	$(10,809)

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and nine month periods ended September 30, 2015 and the year ended December 31, 2014, there were no transfers between the levels.

(c)
Risk Management

  Foreign exchange risk

  As at September 30, 2015, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the U.S. dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At September 30, 2015, the Trust's foreign currency denominated net assets are $1.1 billion primarily in U.S. dollars and euros. A 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $1.9 million and $9.1 million, respectively, to comprehensive income.

58    Granite REIT      2015

17.  COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at September 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,542,477			$2,542,477
Investment in Granite LP	—	5	(5)	—
Other non-current assets	8,711			8,711

	2,551,188	5	(5)	2,551,188
Current assets:
Other current assets	10,163	66		10,229
Intercompany receivable(1)	—	8,624	(8,624)	—
Cash and cash equivalents	139,617			139,617

Total assets	$2,700,968	8,695	(8,629)	$2,701,034

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,505			$447,505
Other non-current liabilities	305,428			305,428

	752,933			752,933
Current liabilities:
Bank indebtedness	44,200			44,200
Intercompany payable(1)	8,624		(8,624)	—
Other current liabilities	74,536	8,690		83,226

Total liabilities	880,293	8,690	(8,624)	880,359

Equity:
Stapled unitholders' equity	1,811,411	5		1,811,416
Non-controlling interests	9,264		(5)	9,259

Total liabilities and stapled unitholders' equity	$2,700,968	8,695	(8,629)	$2,701,034

(1)
Represents employee and trustee/director compensation related amounts which will be settled.

Granite REIT      2015    59

Balance Sheet	As at December 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,310,378			$2,310,378
Investment in Granite LP	—	3	(3)	—
Other non-current assets	11,312			11,312

	2,321,690	3	(3)	2,321,690
Current assets:
Other current assets	9,791	44		9,835
Intercompany receivable(1)	—	6,083	(6,083)	—
Cash and cash equivalents	116,160	73		116,233

Total assets	$2,447,641	6,203	(6,086)	$2,447,758

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,049			$447,049
Other non-current liabilities	235,593			235,593

	682,642			682,642
Current liabilities:
Bank indebtedness	62,645			62,645
Intercompany payable(1)	6,083		(6,083)	—
Other current liabilities	60,028	6,200		66,228

Total liabilities	811,398	6,200	(6,083)	811,515

Equity:
Stapled unitholders' equity	1,629,982	3		1,629,985
Non-controlling interests	6,261		(3)	6,258

Total liabilities and stapled unitholders' equity	$2,447,641	6,203	(6,086)	$2,447,758

(1)
Represents employee and trustee/director compensation related amounts which will be settled.

60    Granite REIT      2015

Income Statement	Three Months Ended September 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$54,854			$54,854
General and administrative expenses	7,056			7,056
Interest expense and other financing costs, net	4,873			4,873
Other costs and expenses (income), net	1,316			1,316
Share of (income) loss of Granite LP	—			—
Fair value gains on investment properties, net	(15,287)			(15,287)
Fair value losses on financial instruments	1,258			1,258
Loss on sale of investment properties	726			726

Income before income taxes	54,912	—	—	54,912
Income tax expense	7,859			7,859

Net income from continuing operations and Net income	47,053	—	—	47,053

Less net loss attributable to non-controlling interests	(657)			(657)

Net income attributable to stapled unitholders	$47,710	—	—	$47,710

Granite REIT      2015    61

Income Statement	Three Months Ended September 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$51,301			$51,301
General and administrative expenses	5,996			5,996
Interest expense and other financing costs, net	5,703			5,703
Early redemption costs of unsecured debentures	28,580			28,580
Other costs and expenses (income), net	(345)			(345)
Share of (income) loss of Granite LP	—			—
Fair value losses on investment properties, net	4,704			4,704
Fair value losses on financial instruments	124			124
Loss on sale of investment properties	80			80

Income before income taxes	6,459	—	—	6,459
Income tax expense	2,746			2,746

Net income from continuing operations and Net income	3,713	—	—	3,713

Less net income attributable to non-controlling interests	77			77

Net income attributable to stapled unitholders	$3,636	—	—	$3,636

62    Granite REIT      2015

Income Statement	Nine Months Ended September 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$161,360			$161,360
General and administrative expenses	20,746			20,746
Interest expense and other financing costs, net	13,843			13,843
Other costs and expenses (income), net	5,189			5,189
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(62,041)			(62,041)
Fair value losses on financial instruments	1,498			1,498
Loss on sale of investment properties	959			959

Income before income taxes	181,166	2	(2)	181,166
Income tax expense	31,057			31,057

Net income from continuing operations and Net income	150,109	2	(2)	150,109

Less net income attributable to non-controlling interests	1,942		(2)	1,940

Net income attributable to stapled unitholders	$148,167	2	—	$148,169

Granite REIT      2015    63

Income Statement	Nine Months Ended September 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$156,394			$156,394
General and administrative expenses	19,681			19,681
Interest expense and other financing costs, net	19,487			19,487
Early redemption costs of unsecured debentures	28,580			28,580
Other costs and expenses (income), net	3,882			3,882
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value losses on investment properties, net	33,827			33,827
Fair value gains on financial instruments	(215)			(215)
Loss on sale of investment properties	262			262

Income before income taxes	50,890	2	(2)	50,890
Income tax expense	8,586			8,586

Net income from continuing operations	42,304	2	(2)	42,304
Net income from discontinued operations	6,757			6,757

Net income	49,061	2	(2)	49,061

Less net income attributable to non-controlling interests	304		(2)	302

Net income attributable to stapled unitholders	$48,757	2	—	$48,759

64    Granite REIT      2015

Statement of Cash Flows	Three Months Ended September 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$47,053	—	—	$47,053
Items not involving current cash flows	(9,351)			(9,351)
Changes in working capital balances from continuing operations	10,502	(69)	—	10,433
Other operating activities	22			22

Cash provided by (used in) operating activities	48,226	(69)	—	48,157

INVESTING ACTIVITIES
Investment property capital additions	(5,617)			(5,617)
Other investing activities	10,687			10,687

Cash provided by investing activities	5,070	—	—	5,070

FINANCING ACTIVITIES
Distributions paid	(27,082)			(27,082)
Other financing activities	(5,771)			(5,771)

Cash used in financing activities	(32,853)	—	—	(32,853)

Effect of exchange rate changes	6,514			6,514

Net increase (decrease) in cash and cash equivalents during the period	$26,957	(69)	—	$26,888

Granite REIT      2015    65

Statement of Cash Flows	Three Months Ended September 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$3,713			$3,713
Items not involving current cash flows	10,193			10,193
Changes in working capital balances from continuing operations	3,191	(1,329)		1,862
Other operating activities	3,865			3,865

Cash provided by (used in) operating activities from continuing operations	20,962	(1,329)	—	19,633
Cash used in operating activities from discontinued operations	(14,399)			(14,399)

Cash provided by (used in) operating activities	6,563	(1,329)	—	5,234

INVESTING ACTIVITIES
Investment property capital additions	(13,115)			(13,115)
Other investing activities	3,637			3,637
Cash used in investing activities from discontinued operations	(5,076)			(5,076)

Cash used in investing activities	(14,554)	—	—	(14,554)

FINANCING ACTIVITIES
Distributions paid	(25,811)			(25,811)
Other financing activities	(57,774)			(57,774)

Cash used in financing activities	(83,585)	—	—	(83,585)

Effect of exchange rate changes	(294)			(294)

Net decrease in cash and cash equivalents during the period	$(91,870)	(1,329)	—	$(93,199)

66    Granite REIT      2015

Statement of Cash Flows	Nine Months Ended September 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$150,109	2	(2)	$150,109
Items not involving current cash flows	(30,285)	(2)	2	(30,285)
Changes in working capital balances from continuing operations	8,618	(73)	—	8,545
Other operating activities	(531)			(531)

Cash provided by (used in) operating activities	127,911	(73)	—	127,838

INVESTING ACTIVITIES
Investment property capital additions	(20,478)			(20,478)
Acquisition of development land	(5,990)			(5,990)
Other investing activities	15,222			15,222
Cash used in investing activities from discontinued operations	(7,725)			(7,725)

Cash used in investing activities	(18,971)	—	—	(18,971)

FINANCING ACTIVITIES
Distributions paid	(81,245)			(81,245)
Other financing activities	(11,748)			(11,748)

Cash used in financing activities	(92,993)	—	—	(92,993)

Effect of exchange rate changes	7,510			7,510

Net increase (decrease) in cash and cash equivalents during the period	$23,457	(73)	—	$23,384

Granite REIT      2015    67

Statement of Cash Flows	Nine Months Ended September 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$42,304	2	(2)	$42,304
Items not involving current cash flows	47,314	(2)	2	47,314
Changes in working capital balances from continuing operations	(4,604)			(4,604)
Other operating activities	(36,701)			(36,701)

Cash provided by operating activities from continuing operations	48,313	—	—	48,313
Cash provided by operating activities from discontinued operations	5,626			5,626

Cash provided by operating activities	53,939	—	—	53,939

INVESTING ACTIVITIES
Investment property capital additions	(28,048)			(28,048)
Other investing activities	24,051			24,051
Cash provided by investing activities from discontinued operations	104,370			104,370

Cash provided by investing activities	100,373	—	—	100,373

FINANCING ACTIVITIES
Distributions paid	(77,394)			(77,394)
Other financing activities	(58,688)			(58,688)

Cash used in financing activities	(136,082)	—	—	(136,082)

Effect of exchange rate changes	(1,201)			(1,201)

Net increase in cash and cash equivalents during the period	$17,029	—	—	$17,029

18.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

(b)
At September 30, 2015, the Trust's contractual commitments related to construction and development projects amounted to approximately $2.4 million which are expected to be incurred during the remainder of 2015 and the first quarter of 2016.

68    Granite REIT      2015

(c)
At September 30, 2015, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$435
Later than 1 year and not later than 5 years	646
Later than 5 years	201

$1,282

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. The fair value of the investment properties situated on the land under ground leases is $52.5 million.

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REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Barry Gilbertson Trustee Gerald Miller Trustee Scott Oran Trustee

Michael Forsayeth
Chief Financial Officer and
Interim Chief Executive Officer
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
John De Aragon
Chief Operating Officer,
Co-Head Global Real Estate
Lorne Kumer
Executive Vice President,
Co-Head Global Real Estate
Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Michael Forsayeth
Chief Financial Officer and
Interim Chief Executive Officer
(647) 925-7600

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2014 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

QuickLinks

  Exhibit 99.1
GRANITE ANNOUNCES 2015 THIRD QUARTER RESULTS